Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

                              Financial Statements
                         for the six-month period ended
                 June 30, 2009, presented in comparative format

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                TABLE OF CONTENTS
                      System established by the Regulations
      (N. T. 2001) set forth by the National Securities Commission (C.N.V.)

                              Financial Statements
                         for the six-month period ended
                 June 30, 2009, presented in comparative format

Heading                                                                  Page 1

Consolidated Financial Statements                                        Page 2

Individual Financial Statements                                          Page 44

Additional information to the Notes to the Financial Statements required by Section 68 of the Rules and Regulations of the Bolsa de
 Comercio de Buenos Aires (Buenos Aires Stock Exchange)                  Page 69

Supplementary and Explanatory Statement by Board of Directors
 required by Section 2 of the Rules on accounting documents set forth by the Regulations of the Bolsa de Comercio de Cordoba (Cordoba Stock
 Exchange).                                                              Page 71

Informative Review                                                       Page 73

Report of the Supervisory Syndics' Committee

Limited Review Report

Company's Name:                             Grupo Financiero Galicia S.A.
                                            "Corporation which has not adhered
                                            to the optional system
                                            for the mandatory acquisition of
                                            shares in a public offering"

Legal domicile:                             Tte. Gral. Juan D. Peron No. 456 -
                                            2nd floor Autonomous City of Buenos
                                            Aires

Principal line of business:                 Financial and Investment Activities

                             Fiscal year N(degree)11
                       For the six-month period commenced
                    January 1, 2009 and ended June 30, 2009,
                        presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of Bylaws:                                  September 30, 1999

Date of latest amendment to Bylaws:         June 26, 2006

Registration  number with the Corporation
 Control Authority (I.G.J):                 11,891

Sequential Number - Corporation Control
 Authority (I.G.J.):                        1,671,058

Date of expiration of the Company's
 Bylaws:                                    June 30, 2100

Name of the Controlling Company:            EBA Holding S.A.

Principal line of business:                 Financial and Investment Activities

Interest held by the Controlling
 Company in the Shareholders' equity
 as of 06.30.09:                            22.65%

Percentage of votes which the Controlling
 Company is entitled to as of 06.30.09:     59.42%

            Capital status as of 06.30.09 (Note 8 to the Financial
             Statements) (figures stated in thousands of pesos for
                      "Subscribed" and "Paid-in" shares)
----------------------------------------------------------------------------
                                        Shares
----------------------------------------------------------------------------
                                      Voting rights
    Number             Class            per share     Subscribed    Paid-in
-------------   -------------------   -------------   ----------   ---------
  281,221,650   Ordinary class "A",         5            281,222     281,222
                 face value of 1
  960,185,367   Ordinary class "B",         1            960,185     960,185
                 face value of 1
-------------                                         ----------   ---------
1,241,407,017                                          1,241,407   1,241,407
=============                                         ==========   =========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of June 30, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)


                                                                                      06.30.09        12.31.08
                                                                                    ------------    ------------
ASSETS
                                                                                    ------------    ------------
  CASH AND DUE FROM BANKS                                                              3,969,047       3,405,133
                                                                                    ------------    ------------
  - Cash                                                                               1,096,696         986,687
  - Financial institutions and correspondents                                          2,872,351       2,418,446
    - Argentine Central Bank                                                           2,372,950       2,036,164
    - Other local financial institutions                                                   9,947          16,228
    - Foreign                                                                            489,454         366,054
                                                                                    ------------    ------------
  GOVERNMENT AND CORPORATE SECURITIES                                                  3,191,713       1,531,870
                                                                                    ------------    ------------
  - Holdings of securities in special investment accounts                                824,344          22,786
  - Holdings of trading securities                                                       459,623         235,614
  - Government securities available for sale                                              10,251               -
  - Government securities received in connection with reverse repo transactions
     with the Argentine Central Bank                                                           -         127,532
  - Government unlisted securities                                                     1,124,373         595,678
  - Securities issued by the Argentine Central Bank                                      773,764         550,204
  - Investments in listed corporate securities                                                56              56
  - Allowances                                                                              (698)              -
                                                                                    ------------    ------------
  LOANS                                                                               10,880,693      11,774,586
                                                                                    ------------    ------------
  - To the non-financial public sector                                                    52,898       1,373,642
  - To the financial sector                                                               24,125         148,115
    - Interbank loans (call money loans granted)                                          24,100          40,200
    - Other loans to local financial institutions                                             17          65,662
    - Accrued interest, adjustments and quotation differences receivable                       8          42,253
  - To the non-financial private sector and residents abroad                          11,505,549      10,779,630
    - Advances                                                                           943,179         594,365
    - Promissory notes                                                                 2,102,397       2,116,303
    - Mortgage loans                                                                     995,521       1,026,754
    - Pledge loans                                                                        74,756          80,991
    - Personal loans                                                                   1,364,714       1,217,645
    - Credit card loans                                                                4,531,725       4,378,366
    - Other                                                                            1,345,773       1,217,984
    - Accrued interest, adjustments and quotation differences receivable                 179,195         185,762
    - Documented interest                                                                (31,452)        (38,468)
    - Unallocated collections                                                               (259)            (72)
  - Allowances                                                                          (701,879)       (526,801)
                                                                                    ------------    ------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                 4,273,153       4,123,770
                                                                                    ------------    ------------
  - Argentine Central Bank                                                               635,499         627,212
  - Amounts receivable for spot and forward sales to be settled                          448,235           4,031
  - Securities receivable under spot and forward purchases to be settled               1,060,036       1,314,589
  - Others not included in the debtor classification regulations                       1,753,844       1,726,343
  - Unlisted negotiable obligations                                                        8,273           4,951
  - Balances from forward transactions without delivery of underlying
     asset to be settled                                                                  62,331          10,445
  - Others included in the debtor classification regulations                             320,447         440,598
  - Accrued interest receivable not included in the debtor
     classification regulations                                                             3,765           3,286
  - Accrued interest receivable included in the debtor classification regulations          1,628           4,567
  - Allowances                                                                           (20,905)        (12,252)

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of June 30, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)

                                                06.30.09        12.31.08
                                              ------------    ------------
ASSETS UNDER FINANCIAL LEASES                      394,704         445,237
                                              ------------    ------------
- Assets under financial leases                    398,977         449,936
- Allowances                                       (4,273)         (4,699)
                                              ------------    ------------
EQUITY INVESTMENTS                                  49,434          48,519
                                              ------------    ------------
- In financial institutions                          1,882           1,712
- Other                                             53,636          50,018
- Allowances                                        (6,084)         (3,211)
                                              ------------    ------------
MISCELLANEOUS RECEIVABLES                        1,555,275       1,845,208
                                              ------------    ------------
- Receivables for assets sold                       25,360          18,031
- Minimum presumed income  tax- Tax credit         315,412         284,421
- Other                                          1,295,070       1,623,860
- Accrued interest on receivables for
   assets sold                                         412             108
- Other accrued interest and adjustments
   receivable                                           95              86
- Allowances                                       (81,074)        (81,298)
                                              ------------    ------------
BANK PREMISES AND EQUIPMENT                        902,464         871,269
                                              ------------    ------------
MISCELLANEOUS ASSETS                                54,782          78,623
                                              ------------    ------------
INTANGIBLE ASSETS                                  569,958         566,979
                                              ------------    ------------
- Goodwill                                          32,102          37,804
- Organization and development expenses            537,856         529,175
                                              ------------    ------------
UNALLOCATED ITEMS                                   19,160           5,744
                                              ------------    ------------
OTHER ASSETS                                        36,367          38,852
                                              ------------    ------------
TOTAL ASSETS                                    25,896,750      24,735,790
                                              ============    ============

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of June 30, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)

                                                                                      06.30.09       12.31.08
                                                                                    ------------   ------------
LIABILITIES
                                                                                    ------------   ------------
  DEPOSITS                                                                            15,050,336     14,056,134
                                                                                    ------------   ------------
  - Non-financial public sector                                                        1,336,491      1,290,958
  - Financial sector                                                                     185,649        169,302
  - Non-financial private sector and residents abroad                                 13,528,196     12,595,874
    - Current Accounts                                                                 3,242,080      3,002,003
    - Savings Accounts                                                                 4,357,707      3,843,596
    - Time Deposits                                                                    5,594,330      5,411,178
    - Investment accounts                                                                     55            206
    - Other                                                                              278,810        261,927
    - Accrued interest and quotation differences payable                                  55,214         76,964
                                                                                    ------------   ------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                 6,728,893      6,739,452
                                                                                    ------------   ------------
  - Argentine Central Bank                                                                 1,692          1,682
    - Other                                                                                1,692          1,682
  - Banks and international entities                                                     478,130        941,483
  - Unsubordinated negotiable obligations                                              1,845,463      1,886,138
  - Amounts payable for spot and forward purchases to be settled                         799,115      1,014,120
  - Securities to be delivered under spot and forward sales to be settled                837,531        363,640
  - Loans from local financial institutions                                              261,937        248,550
    - Interbank loans (call money loans received)                                         63,500              -
    - Other loans from local financial institutions                                      196,449        245,630
    - Accrued interest payable                                                             1,988          2,920
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                           49,529          1,270
  - Other                                                                              2,409,693      2,207,308
  - Accrued interest, adjustments and quotation difference payable                        45,803         75,261
                                                                                    ------------   ------------
  MISCELLANEOUS LIABILITIES                                                              475,968        478,720
                                                                                    ------------   ------------
  - Dividends payable                                                                      3,987         16,147
  - Directors' and syndics' fees                                                           2,636          4,946
  - Other                                                                                469,345        457,627
                                                                                    ------------   ------------
  PROVISIONS                                                                             197,250        257,333
                                                                                    ------------   ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                  1,112,959        986,969
                                                                                    ------------   ------------
  UNALLOCATED ITEMS                                                                       12,306         12,627
                                                                                    ------------   ------------
  OTHER LIABILITIES                                                                       98,326        112,606
                                                                                    ------------   ------------
  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                261,082        246,204
                                                                                    ------------   ------------
TOTAL LIABILITIES                                                                     23,937,120     22,890,045
                                                                                    ------------   ------------
SHAREHOLDERS' EQUITY                                                                   1,959,630      1,845,745
                                                                                    ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            25,896,750     24,735,790
                                                                                    ============   ============

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                   As of June 30, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)

                                                                                      06.30.09       12.31.08
                                                                                    ------------   ------------
DEBIT                                                                                 24,660,531     21,933,364
                                                                                    ============   ============
  CONTINGENT                                                                           5,619,134      6,927,043
                                                                                    ------------   ------------
  - Loans obtained (unused balances)                                                      50,988         28,653
  - Guarantees received                                                                3,666,091      5,008,038
  - Others not included in the debtor classification regulations                          18,704         23,140
  - Contingencies re. contra items                                                     1,883,351      1,867,212
                                                                                    ------------   ------------
  CONTROL                                                                             10,326,356      8,291,363
                                                                                    ------------   ------------
  - Uncollectible loans                                                                  754,658        620,400
  - Other                                                                              9,138,051      7,301,237
  - Control re. contra items                                                             433,647        369,726
                                                                                    ------------   ------------
  DERIVATIVES                                                                          7,580,663      6,205,152
                                                                                    ------------   ------------
  - "Notional" value of forward transactions without delivery of underlying asset      4,427,895      3,350,404
  - Derivatives re. contra items                                                       3,152,768      2,854,748
                                                                                    ------------   ------------
  TRUST ACCOUNTS                                                                       1,134,378        509,806
                                                                                    ------------   ------------
  - Trust funds                                                                        1,134,378        509,806
                                                                                    ------------   ------------
CREDIT                                                                                24,660,531     21,933,364
                                                                                    ============   ============
  CONTINGENT                                                                           5,619,134      6,927,043
                                                                                    ------------   ------------
  - Loans granted (unused balances)                                                    1,030,105      1,003,449
  - Guarantees granted to the Argentine Central Bank                                       2,630          2,522
  - Other guarantees granted included in the debtor classification regulations           204,410        208,851
  - Other guarantees granted not included in the debtor classification
     regulations                                                                         388,274        395,262
  - Others included in the debtor classification regulations                             233,211        226,556
  - Others not included in the debtor classification regulations                          24,721         30,572
  - Contingencies re. contra items                                                     3,735,783      5,059,831
                                                                                    ------------   ------------
  CONTROL                                                                             10,326,356      8,291,363
                                                                                    ------------   ------------
  - Checks and drafts to be credited                                                     433,433        369,531
  - Other                                                                                357,136        273,185
  - Control re. contra items                                                           9,535,787      7,648,647
                                                                                    ------------   ------------
  DERIVATIVES                                                                          7,580,663      6,205,152
                                                                                    ------------   ------------
  - "Notional" value of put options written                                              126,255        144,650
  - "Notional" value of forward transactions without delivery of underlying
      asset                                                                            3,026,513      2,879,295
  - Derivatives re. contra items                                                       4,427,895      3,181,207
                                                                                    ------------   ------------
  TRUST ACCOUNTS                                                                       1,134,378        509,806
                                                                                    ------------   ------------
  - Trust liabilities re. contra items                                                 1,134,378        509,806

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
          For the six-month period commenced January 1, 2009 and ended
             June 30, 2009, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                           06.30.09       06.30.08
                                                                         ------------   ------------
FINANCIAL INCOME                                                            1,473,552      1,239,889
                                                                         ------------   ------------
  - Interest on cash and due from banks                                           380          6,129
  - Interest on loans to the financial sector                                   2,833          1,099
  - Interest on advances                                                      106,019         77,159
  - Interest on promissory notes                                              192,886        205,524
  - Interest on mortgage loans                                                 61,184         61,110
  - Interest on pledge loans                                                    6,021          7,020
  - Interest on credit card loans                                             408,774        300,529
  - Interest on other loans                                                   202,076        148,985
  - Net income from government and corporate securities                       213,052        139,919
  - Interest on other receivables resulting from financial brokerage            9,987         17,801
  - Net income from secured loans - Decree No. 1387/01                          8,748         29,784
  - CER adjustment                                                             20,941         79,068
  - Exchange rate differences on gold and foreign currency                     69,227         96,473
  - Other                                                                     171,424         69,289
                                                                         ------------   ------------
FINANCIAL EXPENSES                                                            733,873        692,239
                                                                         ------------   ------------
  - Interest on current account deposits                                        6,599          9,319
  - Interest on savings account deposits                                        1,716          1,778
  - Interest on time deposits                                                 436,838        320,259
  - Interest on interbank loans received (call money loans)                     1,772          2,055
  - Interest on other loans from financial institutions                         1,234            533
  - Interest on other liabilities resulting from financial brokerage          134,963        147,260
  - Interest on subordinated obligations                                       60,626         49,299
  - Other interest                                                              1,524          2,019
  - CER adjustment                                                                231          7,690
  - Contributions made to Deposit Insurance Fund                               12,547         11,746
  - Other                                                                      75,823        140,281
                                                                         ------------   ------------
GROSS FINANCIAL MARGIN                                                        739,679        547,650
                                                                         ============   ============
PROVISIONS FOR LOAN LOSSES                                                    322,152        179,188
                                                                         ------------   ------------
INCOME FROM SERVICES                                                          863,931        733,353
                                                                         ------------   ------------
  - Related to lending transactions                                           202,087        191,192
  - Related to borrowing transactions                                         209,014        174,196
  - Other commissions                                                          11,942         10,916
  - Other                                                                     440,888        357,049
                                                                         ------------   ------------
EXPENSES FOR SERVICES                                                         221,918        175,458
                                                                         ------------   ------------
  - Commissions                                                                91,532         77,203
  - Other                                                                     130,386         98,255

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
          For the six-month period commenced January 1, 2009 and ended
             June 30, 2009, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                  06.30.09        06.30.08
                                                                                ------------    ------------
ADMINISTRATIVE EXPENSES                                                              949,061         829,335
                                                                                ------------    ------------
  - Personnel expenses                                                               523,552         450,920
  - Directors' and syndics' fees                                                       3,429           3,969
  - Other fees                                                                        31,192          26,100
  - Advertising and publicity                                                         54,669          67,232
  - Taxes                                                                             65,374          47,415
  - Depreciation of bank premises and equipment                                       36,891          30,484
  - Amortization of organization expenses                                             20,582          17,124
  - Other operating expenses                                                         135,584         118,483
  - Other                                                                             77,788          67,608
                                                                                ------------    ------------
NET INCOME FROM FINANCIAL BROKERAGE                                                  110,479          97,022
                                                                                ============    ============
MINORITY INTEREST RESULT                                                             (18,050)        (15,728)
                                                                                ------------    ------------
MISCELLANEOUS INCOME                                                                 293,209         170,914
                                                                                ------------    ------------
  - Net income from equity investments                                                     -           1,458
  - Penalty interests                                                                 18,469           1,576
  - Loans recovered and allowances reversed                                           19,699          24,590
  - CER adjustment                                                                        16               -
  - Other                                                                            255,025         143,290
                                                                                ------------    ------------
MISCELLANEOUS LOSSES                                                                 178,161         139,940
                                                                                ------------    ------------
  - Net loss from equity investments                                                   2,209               -
  - Penalty interests and charges in favor of the Argentine Central Bank                  37               7
  - Loan loss provisions for miscellaneous receivables and other provisions           50,629          43,236
  - CER adjustment                                                                        16             271
  - Amortization of differences arising from court resolutions                        55,301          15,287
  - Depreciation and losses from miscellaneous assets                                    719             993
  - Amortization of goodwill                                                           5,701          10,215
  - Other                                                                             63,549          69,931
                                                                                ------------    ------------
NET INCOME BEFORE INCOME TAX                                                         207,477         112,268
                                                                                ------------    ------------
INCOME TAX                                                                            78,768          33,949
                                                                                ------------    ------------
NET INCOME FOR THE PERIOD                                                            128,709          78,319
                                                                                ============    ============

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
            Consolidated Statement of Cash Flows and Cash Equivalents
          For the six-month period commenced January 1, 2009 and ended
             June 30, 2009, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                           06.30.09        06.30.08
                                                                         ------------    ------------
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
  - Cash at beginning of fiscal year                                        4,795,383       3,766,207
  - Cash at period-end                                                      5,507,621       3,542,750
                                                                         ------------    ------------
Increase / (Decrease) in cash (in constant currency)                          712,238        (223,457)
                                                                         ============    ============
REASONS FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
- Government and corporate securities                                         254,105         274,448
- Loans
  - To the financial sector                                                     3,560             986
  - To the non-financial public sector                                          6,760          29,982
  - To the non-financial private sector and residents abroad                  294,409         145,351
- Other receivables resulting from financial brokerage                         56,806         (43,533)
- Assets under financial leases                                                96,118         (36,100)
- Deposits
  - To the financial sector                                                    16,347            (322)
  - To the non-financial public sector                                         45,533          12,543
  - To the non-financial private sector and residents abroad                  268,447        (348,472)
- Other liabilities from financial brokerage
  - Financing from the financial sector
    - Interbank loans - (call money loans received)                            (1,772)        132,945
  - Other (except from liabilities included in financing activities)          135,021        (116,038)
Collections related to income from services                                 1,040,911         842,217
Payments related to expenses for services                                    (277,053)       (202,027)
Administrative expenses paid                                                 (979,793)       (817,071)
Payment of organization and development expenses                              (53,297)        (57,323)
Collection for penalty interests, net                                          18,432           1,569
Differences arising from court resolutions paid                               (32,857)        (29,287)
Collection of dividends from other companies                                      869           2,405
Other collections related to miscellaneous profits and losses                  28,115          43,004
Net collections / (payments) for other operating activities
  - Other receivables and miscellaneous liabilities                            14,359         (23,170)
  - Other operating activities, net                                           108,628          26,900
Income tax and minimum presumed income tax payment                            (45,944)        (58,741)
                                                                         ------------    ------------
Net cash flow generated by / (used in) operating activities                   997,704        (219,734)
                                                                         ============    ============
Investment activities
Payments for bank premises and equipment, net                                 (21,906)        (26,562)
Payments for miscellaneous assets, net                                        (21,620)        (36,874)
Payments for equity investments                                                (3,350)         (2,004)
Collections for equity investments                                                  -           1,526
                                                                         ------------    ------------
Net cash flows used in investment activities                                  (46,876)        (63,914)
                                                                         ============    ============

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
      Consolidated Statement of Cash Flows and Cash Equivalents (Continued)
          For the six-month period commenced January 1, 2009 and ended
            June 30, 2009, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                06.30.09        06.30.08
                                                              ------------    ------------
Financing activities
Net collections/(payments) for:
 - Unsubordinated negotiable obligations                          (127,219)       (189,520)
 - Argentine Central Bank:
    - Other                                                             10             121
 - Banks and international entities                               (250,944)        252,844
 - Subordinated obligations                                        (30,074)        (28,386)
 - Loans from local financial institutions                          13,261          80,796
Distribution of dividends                                             (289)         (1,553)
                                                              ------------    ------------
Net cash flow (used in) / generated by financing activities       (395,255)        114,302
                                                              ============    ============
Financial results and by holding of cash and
 cash equivalents (including interest and monetary result)         156,665         (54,111)
                                                              ============    ============
Increase / Decrease in cash, net                                   712,238        (223,457)
                                                              ============    ============

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
               For the six-month period commenced January 1, 2009
           and ended June 30, 2009, presented in comparative format.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1: PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. (the Company) and its subsidiaries located in Argentina and abroad and form part of said Company's annual financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of "F.A.C.P.C.E". In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2: ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a. Consolidation of Financial Statements
The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S.A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:

a. Assets and liabilities were converted into pesos according to item b.1.
b. Allotted capital has been computed for the actually disbursed restated amounts.
c. Accumulated earnings were determined by the difference among assets, liabilities and the allotted capital.
d. Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal period.
e. Significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

b. Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A., are similar to those applied by the Company (See Note 1 to the financial statements).

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of June 30, 2009 and 2008, and December 31, 2008 balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.7952, $ 3.0242 and $ 3.4537, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2. - Gold bullion
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred in item b.1. has been applied for conversion into local currency.

b. 3. - Government and corporate securities b.3.a. - Government securities
I) Holdings of securities in special investment accounts:

Peso-denominated Argentine Discount Bonds and Provincial Secured Bonds (BOGAR) due in 2018 and National Government Bonds in Pesos at 2% due 2014.

These debt securities were added to the Company's Shareholders Equity within the framework of a swap exchanging the National Secured Loans due 2009-7%, Bono Pagare G+580 Mega (fixed rate) carried out at market values.

Pursuant to the Argentine Central Bank regulations, holdings of these securities are valued at their carrying amount, which for Provincial Secured Bonds due 2018 is their acquisition cost and for National Government Bonds in Pesos at 2% due 2014 is their market value at the closing of operations on the day they are allocated, increased on an exponential basis according to their internal rate of return (IRR) and adjusted by the Stabilization Coefficient of Reference (Coeficiente de Estabilizacion de Referencia - CER), if applicable.

In the case the market value of each Bond is lower than its book value, the monthly accrual of the IRR and the CER per month is charged to, on a cumulative basis, an asset regularizing account until its book value is equal to the market value. This regularizing account is reversed by charging its balance to Income, as long as such balance is higher than the positive difference existing between the market and book values.

As of June 30, 2009, the Bank's holdings of Provincial Secured Bonds due 2018 amount to $ 109,162, and $ 352,285 correspond to National Government Bonds in Pesos at 2% due 2014.

Had these securities been marked to market, Banco de Galicia y Buenos Aires S.A's shareholders' equity would have increased by approximately $ 26,387 corresponding to the Provincial Secured Bonds due 2018 and $ 192,354 corresponding to the National Government Bonds in Pesos at 2% due 2014.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

II) Holdings of trading securities:
These are recorded at the closing price for each class of securities at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

III) Government securities received in connection with repo transactions with the Argentine Central Bank:
In the previous fiscal year these securities have been valued pursuant to what is stated in item b.3.a.II)

IV) Government unlisted securities:
Taking into consideration the valuation criteria used, these holdings include the following securities:

a) National Government Bonds in US dollars Libor due 2012 - Compensatory and Hedge Bonds (coupon 15 included).

These bonds were received within the scope of sections 28 and 29 of Decree No. 905/02. Pursuant to the option provided for in current regulations, these have been valued at their technical value.

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been marked to market, the shareholders' equity would have been reduced by approximately $ 1,097,375 as of December 31, 2008 and $ 698,260 as of June 30, 2009, respectively.

b) Discount Bonds and GDP-Linked Negotiable Securities.

These Bonds were received in exchange for Mid- Term Argentine Republic External Notes, Series 74 and 75 carried out by the National Government pursuant to Decree No. 1735 / 04.

As of June 30, 2009 and December 31, 2008, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities and the carrying value of the securities tendered as of March 17, 2005. Said amount was net of charged financial services. The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables". Had these securities been marked to market, as of June 30, 2009 and December 31, 2008, Banco de Galicia y Buenos Aires S.A's shareholders' equity would have been reduced by approximately $ 425,754 and $ 470,372 respectively.

V) Securities issued by the Argentine Central Bank:

a) Listed securities:
These are recorded at the closing listed price for each class of securities at the end of each period/fiscal year.

b) Unlisted securities:
Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return. These securities have recorded no significant differences with respect to their market value.

c) Holdings of securities in special investment accounts:
These securities have been valued as specified in item b.3.a.I), and no differences have been recorded with respect to their market value.

As of June 30, 2009, said holdings amounted to $ 338,967 and the Regularizing Account to $ 248.

b.3.b. - Investments in listed corporate securities
These securities are valued at the period/fiscal year-end closing price, less estimated selling costs, when applicable.
b.4.- Secured loans - Decree No. 1387/01
In January 2009, the Argentine Central Bank, through Communique "A" 4898, modified the valuation criteria to record holdings of Secured Loans derived from the public debt swap, pursuant to Decree No. 1387/01.

As of February 2009, these Secured Loans have been valued on the basis of the highest value that arises from the difference between the present value, informed by the Argentine Central Bank, and their book value, net.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

The latter value is the book value recorded as of January 31, 2009, increased monthly by the IRR and adjusted by the CER, net of charged financial services received.

In the case these Secured Loans' present value is lower than their book value, the monthly accrual is charged to an asset regularizing account. Such account shall be reversed by charging its balance to Income as long as such balance is higher than the positive difference existing between the present value and the net book value, as recorded in the previous fiscal year.

As of June 30, 2009, Secured Loans' balance was $ 4,184 and that one corresponding to the Regularizing Account was $ 268.

As of December 31, 2008, these Loans were recorded at the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of such date, was 9.6% per annum. Said criterion was effective until January 31, 2009.

As of June 30, 2009 and December 31, 2008, their estimated realizable value was lower than their book value by approximately $ 843 and $ 259,290, respectively. The estimated realizable value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.5. - Accrual of adjustments, interest, exchange-rate differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the CER has been accrued.

b.6. - Debt securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, that stems from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

b.7. - Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8. - Assets under financial leases
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the C.E.R, where applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

b.9. - Equity investments
b.9.a. - In financial institutions, supplementary and authorized activities

Argentine:
Banco de Galicia y Buenos Aires S.A.'s equity investment in Banelco S.A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S.A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus stock dividends and uncollected cash.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

b.9.b. - In other companies
Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. (in liquidation), Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. above was applied.

b.10. - Bank premises and equipment and miscellaneous assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.11.- Other miscellaneous assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. - Intangible assets
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

In the period from December 2005 to December 2008, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization.

As of December 31, 2008, the balance of $ 209,661, corresponding to deferred accumulated amortizations, will begin to be amortized as from January 2009 in up to 36 equal, monthly and consecutive installments.

As of June 30, 2009 and December 31, 2008, on account of such legal proceedings, $ 294,430 and $ 316,874, respectively, were registered as assets.

b.13. - Allowances for loan losses and provisions for contingent commitments These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14. - Income tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of June 30, 2009, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss.

b.15. - Minimum presumed income tax
Pursuant to Section 13 of the Law No. 25063 as amended by Law No. 25360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Based on the aforementioned, as of June 30, 2009, Banco de Galicia y Buenos Aires S.A. has assets for $ 311,214.

In addition to the statement made in the preceding paragraphs, as of June 30, 2009, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 3,219 for the minimum presumed income tax, while as of December 31, 2008, this amount was $ 2,274.

b.16. Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

b.17. Accounting estimates
The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S.A.'s management to make estimates and assessments regarding the determination of the amount of assets and liabilities; contingent assets and liabilities, as well as the income and expenses recorded for the period.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

Therefore, the Bank's management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

c. Differences between the Argentine Central Bank's regulations and Argentine GAAP in the Autonomous City of Buenos Aires
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved said resolutions with certain amendments.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires (C.A.B.A.).

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1. Accounting for income tax according to the deferred tax method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A. would determine deferred tax assets as of June 30, 2009, amounting to $ 357,173.

c.2. Valuation of assets with the non-financial public and private sectors
c.2.1. Government Securities
Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded in special investment accounts and holdings of unlisted securities, which are described in Note 1.b.3.a. Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

Differences derived from the application of the different valuation criteria are detailed in the above-mentioned Note.

c.2.2.- National Secured Loans
In accordance with the Argentine Central Bank regulations, as of June 30, 2009, Banco de Galicia y Buenos Aires S.A. valued its holdings of Secured Loans at the higher of present value published by the Argentine Central Bank and their book value (net of the regularizing account's balance of previous month and charged financial services). As of December 31, 2008 the Bank valued such Loans at their present or technical value, the lowest of both.
Pursuant to the provisions of Resolution C.D. No. 290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if applicable, plus the interests accrued corresponding to the internal rate of return until the closing date of each period.

As of June 30, 2009 and December 31, 2008, their estimated realizable value was lower than their book value by approximately $ 843 and $ 259,290, respectively.

c.2.3. - Financial reporting of effects generated by court resolutions on deposits
As disclosed in Note 16.1 to the consolidated financial statements, as of June 30, 2009, Banco de Galicia y Buenos Aires S.A. records an asset for $ 294,430 under "Intangible Assets - Organization and Development Expenses", on

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

account of the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits within the framework of Law No. 25561, Decree No. 214/02 and supplementary regulations. Argentine GAAP admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c.2.4. - Allowances for receivables from the non-financial public sector
Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.3. Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) The measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and

b) The measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements.

c.4. Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3: BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S.A.'s controlled companies is presented in Note 10 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, Grupo Financiero Galicia S.A. directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A.; while its controlled company Galval Agente de Valores S.A. holds the remaining 10.00% of the capital stock and voting rights of said company.

Sudamericana Holding S.A's results have been adapted to cover a six-month period as of March 31, 2009, for consolidation purposes. This Company's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

                                              As of June 30, 2009
--------------------------------------------------------------------------------------------------------------
                                                           Shares                     Percentage held in
                                               ------------------------------   ------------------------------
           Issuing company                          Class           Number      Total Capital   Possible Votes
--------------------------------------------   ---------------   ------------   -------------   --------------
Banco Galicia Uruguay S.A. (*)                 Ordinary shares        791,353        100.0000         100.0000
Tarjetas Regionales S.A.                       Ordinary shares    207,586,358        100.0000         100.0000
Galicia Factoring y Leasing S.A.               Ordinary shares      1,889,700         99.9800          99.9800
Galicia Valores S.A. Sociedad de Bolsa         Ordinary shares        999,996         99.9900          99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                     Ordinary shares         20,000        100.0000         100.0000
Tarjetas Cuyanas S.A.                          Ordinary shares      1,939,970         60.0000          60.0000
Tarjeta Naranja S.A.                           Ordinary shares          1,920         80.0000          80.0000
Tarjetas del Mar S.A.                          Ordinary shares      2,424,208         99.9990          99.9990
Cobranzas Regionales S.A.                      Ordinary shares          7,754         77.5400          77.5400
Galicia Pension Fund S.A.                      Ordinary shares        900,000        100.0000         100.0000
Tarjeta Naranja Dominicana S.A.                Ordinary shares      1,072,360         39.9998          39.9998
Galicia (Cayman) Limited                       Ordinary shares     68,535,621        100.0000         100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                            As of December 31, 2008
--------------------------------------------------------------------------------------------------------------
                                                           Shares                     Percentage held in
                                               ------------------------------   ------------------------------
           Issuing company                          Class           Number      Total Capital   Possible Votes
--------------------------------------------   ---------------   ------------   -------------   --------------
Banco Galicia Uruguay S.A. (*)                 Ordinary shares      2,591,600        100.0000         100.0000
Tarjetas Regionales S.A.                       Ordinary shares    207,586,358        100.0000         100.0000
Galicia Factoring y Leasing S.A.               Ordinary shares      1,889,700         99.9800          99.9800
Galicia Valores S.A. Sociedad de Bolsa         Ordinary shares        999,996         99.9900          99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                     Ordinary shares         20,000        100.0000         100.0000
Tarjetas Cuyanas S.A.                          Ordinary shares      1,939,970         60.0000          60.0000
Tarjeta Naranja S.A.                           Ordinary shares          1,920         80.0000          80.0000
Tarjetas del Mar S.A.                          Ordinary shares      1,157,672         99.9990          99.9990
Cobranzas Regionales S.A.                      Ordinary shares          7,754         77.5400          77.5400
Galicia Pension Fund S.A.                      Ordinary shares        900,000        100.0000         100.0000
Tarjeta Naranja Dominicana S.A.                Ordinary shares      1,072,360         39.9998          39.9998
Galicia (Cayman) Limited                       Ordinary shares     68,535,621        100.0000         100.0000


----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3: (Continued)

                                               As of June 30, 2009
------------------------------------------------------------------------------------------------------------------
                                                                                 Shareholders'
           Issuing company                       Assets        Liabilities          equity           Net income
--------------------------------------------   ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A.                        309,625             250,056            59,569            (9,264)
Tarjetas Regionales S.A.                          549,229               1,519           547,710            63,752
Galicia Factoring y Leasing S.A.                    5,880                 162             5,718               411
Galicia Valores S.A. Sociedad de Bolsa             38,424              22,647            15,777               263
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                          3,939               1,530             2,409               208
Tarjetas del Mar S.A.                              50,633              27,712            22,921            (1,322)
Tarjeta Naranja S.A.                            2,501,481           1,996,252           505,229            70,697
Tarjetas Cuyanas S.A.                             434,639             329,923           104,716            12,737
Cobranzas Regionales S.A.                           3,589               2,174             1,415                21
Galicia Pension Fund S.A.                          15,383                  19            15,364              (102)
Tarjeta Naranja Dominicana S.A.                     4,964               1,709             3,255            (4,118)
Galicia (Cayman) Limited                          177,870               2,151           175,719            (2,429)

                       Balance Sheet as of December 31, 2008 and Income as of June 30, 2008
------------------------------------------------------------------------------------------------------------------
                                                                                 Shareholders'
           Issuing company                       Assets        Liabilities          equity           Net income
--------------------------------------------   ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A.                        481,190             313,907           167,283            13,055
Tarjetas Regionales S.A.                          492,621               1,464           491,157            41,747
Galicia Factoring y Leasing S.A.                    5,944                 637             5,307               182
Galicia Valores S.A. Sociedad de Bolsa             24,924               9,410            15,514               102
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                          3,747               1,547             2,200                15
Tarjetas del Mar S.A.                              50,518              26,275            24,243            (1,241)
Tarjeta Naranja S.A.                            2,225,742           1,757,210           468,532            54,679
Tarjetas Cuyanas S.A.                             450,062             351,631            98,431             9,242
Cobranzas Regionales S.A.                           2,991               1,596             1,395               (47)
Galicia Pension Fund S.A.                          14,111                  37            14,074               300
Tarjeta Naranja Dominicana S.A.                     7,431               1,497             5,934            (6,279)
Galicia (Cayman) Limited                          162,154                  41           162,113            15,036

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

Until the previous fiscal year, Banco Galicia Uruguay S.A.'s financial statements included the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. held a 65.3405% interest and Banco de Galicia y Buenos Aires S.A. held the remaining 34.6595%.

From this fiscal period on, Banco de Galicia y Buenos Aires S.A. holds a 100% interest in Galicia (Cayman) Limited.

Galicia (Cayman) Limited's financial statements have been consolidated with those of Galicia Pension Fund Limited, in which Galicia (Cayman) Limited holds a 100% interest.

Tarjetas Regionales S.A.'s financial statements as of June 30, 2009, company in which Banco de Galicia y Buenos Aires S.A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31,781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest. Percentages of direct controlling interest are as follows:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3: (Continued)

       Issuing company               06.30.09     12.31.08
---------------------------------   ----------   ----------
Tarjetas Cuyanas S.A.                   60.000%      60.000%
Tarjetas del Mar S.A.                   99.999%      99.999%
Tarjeta Naranja S.A.                    80.000%      80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S.A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 49.9998% of the voting stock.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4: MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interest in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interest Results".

The minority interest percentages as of June 30, 2009 and December 31, 2008 are the following:

                      Issuing company                              06.30.09     12.31.08
---------------------------------------------------------------   ----------   ----------
Banco de Galicia y Buenos Aires S.A.                                 5.34081%     5.34081%
Net Investment S.A.                                                  0.66760%     0.66760%
Sudamericana Holding S.A.                                            0.66758%     0.66758%
Galicia Warrants S.A.                                                0.66760%     0.66760%
Galicia Retiro Cia. de Seguros S.A. (*)                              0.66769%     0.66769%
Galicia Seguros S.A. (ex Galicia Vida Cia. de Seguros S.A.) (*)      0.66780%     0.66780%
Sudamericana Asesores de Seguros S.A. (*)                            0.67315%     0.67315%

----------
(*) Minority interest determined based on the financial statements as of March 31, 2009 and September 30, 2008.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

                      Issuing company                              06.30.09     12.31.08
---------------------------------------------------------------   ----------   ----------
Galicia Valores S.A. Sociedad de Bolsa                                0.0100%      0.0100%
Galicia Factoring y Leasing S.A.                                      0.0200%      0.0200%
Tarjetas Cuyanas S.A.                                                40.0000%     40.0000%
Tarjeta Naranja S.A.                                                 20.0000%     20.0000%
Tarjetas del Mar S.A.                                                 0.0010%      0.0010%
Cobranzas Regionales S.A.                                            22.4600%     22.4600%
Tarjeta Naranja Dominicana S.A.                                      60.0002%     60.0002%

NOTE 5: RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

As of June 30, 2009, the balances registered as computable items are as follows:


                               Item                                      $             US$       Euros (*)
-----------------------------------------------------------------   -----------   -----------   -----------
Cash held in Banco de Galicia y Buenos Aires S.A.'s subsidiaries        390,145        35,387         6,749
Cash held in valuables transportation companies and in transit          276,689        56,178         4,947
Special escrow accounts at the Argentine Central Bank                 1,109,976       401,143             -
                                                                    -----------   -----------   -----------
Total computable items to meet minimum cash requirements              1,776,810       492,708        11,696
                                                                    ===========   ===========   ===========

----------
(*) Figures stated in thousands of U.S. dollars.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5: (Continued)

I) As of June 30, 2009, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets was restricted as mentioned below:

a. Cash and due from banks, government securities and secured loans
Banco de Galicia y Buenos Aires S.A. has deposited $ 54,581 as a guarantee to third parties, $ 833,460 for margin requirements of repo transactions, $ 66,840 as collateral for transactions carried out at the Rosario Futures Exchange (Rofex) and $ 80,082 at the Mercado Abierto Electronico (MAE). Furthermore, secured loans for $ 142 are prevented from being used as a result of a court order.

b. Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of June 30, 2009 amounted to $ 259,444.

c. Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions for $ 533.
- Securities held in custody to act as register agent of book-entry mortgage securities for $ 2,630.

d. Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.

- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the said Bank.

e. Guarantees granted for direct obligations
As of June 30, 2009, Banco de Galicia y Buenos Aires S.A. has recorded $ 278,880 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S.A. used BODEN 2012 for a face value of US$ 140,000, equal to $ 199,248 cash value, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of June 30, 2009, the balance of secured loans was $ 79,335.

Furthermore, as of June 30, 2009, Banco de Galicia y Buenos Aires S.A. used Boden 2012 for a face value of US$ 820, equal to $ 1,167 cash value, as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 608.

f. Deposit certificates related to the entry of funds from abroad
On September 26, 2008, Banco de Galicia y Buenos Aires S.A. made a special deposit with Banco Patagonia S.A. regarding the entry of funds from abroad pursuant to the provisions set forth by Decree 616/05 for the amount of US$ 5,142, equal to an amount of $ 19,515. This deposit's due date shall be in September 2009.

As of December 31, 2008, the total amount of restricted assets for the aforementioned items was $ 1,995,151.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5: (Continued)

II) As of June 30, 2009, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of June 30, 2009 and December 31, 2008, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450.

b. Tarjetas Cuyanas S.A.:
As of June 30, 2009 and December 31, 2008, the company's ability to dispose of time deposits for $ 580 was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina, respectively.

The company has guaranteed the payment of a syndicated loan with a pledge over trust participation certificates. Moreover, there exists an additional guaranty to transfer part of the performing portfolio. Balance of principal plus accrued interests as of June 30, 2009, amounts to $ 21,268 and as of December 31, 2008 amounts to $ 31,087.

c. Tarjeta Naranja S.A.
Attachments in connection with lawsuits have been levied on current account deposits for $ 444. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through the assignment of registered funds into escrow accounts. Said assignment shall be effective up to the total cancellation of the above-mentioned loans. Balance of the non-amortized principal as of June 30, 2009 corresponding to the loans guaranteed as explained above amounts to $ 174,400.

Moreover, pursuant to the agreement entered into with financial institutions and as collateral for the loans received, Tarjeta Naranja S.A. has agreed no to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of Tarjeta Naranja S.A.'s assets in some cases, and 15% of said company's shareholders equity. Balance of non-amortized principal as of June 30, 2009 amounts to $ 99,400.

d. Banco Galicia Uruguay S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003 and registered again with said Registry on June 10, 2008; Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

As mentioned in Note 16.3 to the consolidated financial statements, Banco Galicia Uruguay S.A. repaid in advance the remaining balance of the debt restructuring plan. Furthermore, the necessary proceedings for the release of the above-mentioned pledge are being taken.

III) As of June 30, 2009, the ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 6: GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations:

As of June 30, 2009 and December 31, 2008, holdings of government and corporate securities were as follows:

                                                            06.30.09        12.31.08
                                                          ------------    ------------
Government Securities
Listed
Recorded at market value
Trading securities
 - Government bonds                                            459,475         362,716
 - Other                                                           148             430
                                                          ------------    ------------
Total trading securities                                       459,623         363,146
                                                          ------------    ------------
Securities available for sale
 - Government bonds                                             10,251               -
                                                          ------------    ------------
Total securities available for sale                             10,251               -
                                                          ------------    ------------
Recorded at depreciable cost after amortization
In special investment accounts
 - Government bonds                                            478,898          16,970
 - Securities issued by the Argentine Central Bank             345,446           5,816
                                                          ------------    ------------
Total securities in investment accounts                        824,344          22,786
                                                          ------------    ------------
Securities issued by the Argentine Central Bank
 - From repo transactions                                      111,345               -
 - Listed securities                                           155,470          29,965
 - Unlisted securities                                         506,949         520,239
                                                          ------------    ------------
Total securities issued by the Argentine Central Bank          773,764         550,204
                                                          ------------    ------------
Unlisted
 - Government bonds                                          1,124,373         595,678
                                                          ------------    ------------
Total unlisted securities                                    1,124,373         595,678
                                                          ------------    ------------
Allowances                                                        (698)              -
                                                          ------------    ------------
Total government securities                                  3,191,657       1,531,814
                                                          ------------    ------------
Corporate Securities
 - Negotiable obligations (listed)                                  56              56
                                                          ------------    ------------
Total corporate securities                                          56              56
                                                          ------------    ------------
Total government and corporate securities                    3,191,713       1,531,870
                                                          ============    ============

NOTE 7: LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:
- Advances: short-term obligations issued in favor of customers.
- Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 7: (Continued)

- Credit card loans: loans granted to credit card holders.
- Personal loans: loans to natural persons.
- Other: this item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of June 30, 2009 and December 31, 2008, the classification of the loan portfolio was as follows:

                                                                06.30.09        12.31.08
                                                              ------------    ------------
Non-financial public sector                                         52,898       1,373,642
Financial sector                                                    24,125         148,115
Non-financial private sector and residents abroad               11,505,549      10,779,630
 - With preferred guarantees                                     1,192,700       1,332,798
 - With other collateral                                         1,644,423       1,546,237
 - With no collateral                                            8,668,426       7,900,595
                                                              ------------    ------------
Subtotal                                                        11,582,572      12,301,387
Allowance for loan losses                                         (701,879)       (526,801)
                                                              ------------    ------------
Total Income                                                    10,880,693      11,774,586
                                                              ============    ============

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8: EQUITY INVESTMENTS

As of June 30, 2009 and December 31, 2008, the breakdown of "Equity Investments" was a follows:

                                                                06.30.09        12.31.08
                                                              ------------    ------------
In financial institutions and supplementary and authorized
 activities
 - Banco Latinoamericano de Exportaciones S.A                        1,882           1,712
 - Banelco S.A                                                       8,649           8,453
 - Mercado de Valores de Buenos Aires S.A                            8,137           8,142
 - Visa Argentina S.A                                                2,575           2,576
 - Other                                                               853             861
                                                              ------------    ------------
Total equity  investments in financial  institutions,
 supplementary and authorized activities                            22,096          21,744
                                                              ------------    ------------
In non-financial institutions
 - AEC S.A                                                          17,675          14,244
 - Aguas Cordobesas S.A                                              8,911           8,911
 - Electrigal S.A                                                    5,455           5,455
 - Other                                                             1,381           1,376
                                                              ------------    ------------
Total equity investments in non-financial institutions              33,422          29,986
                                                              ------------    ------------
Allowances                                                          (6,084)         (3,211)
                                                              ------------    ------------
Total equity investments                                            49,434          48,519
                                                              ============    ============

NOTE 9: INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of June 30, 2009 and December 31, 2008, respectively:

                                                06.30.09        12.31.08
                                              ------------    ------------
In banks                                            31,743          37,139
Companies issuing regional credit cards                359             665
                                              ------------    ------------
Total Income                                        32,102          37,804
                                              ============    ============

NOTE 10:     TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                                     Balances of Trust
                                                           Funds
                                                    ------------------
 Date of Contract               Trustor                     $            Maturity Date(1)
------------------   ----------------------------   ------------------   ----------------
     12.29.05        Tecsan - Benito Roggio                          1       04.28.11
     04.10.07        Sullair                                         2       12.31.10
     02.12.08        Sinteplast                                     24       01.28.13
     01.14.09        Bazar Avenida                              15,020       09.30.09
                                                    ------------------
                     Total Income                               15,047
                                                    ==================

----------
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                                                    Balances of Trust Funds
                                                    -----------------------
 Date of Contract               Trustor                 $            US$        Maturity Date
------------------   ----------------------------   ----------   ----------   ----------------
     07.13.05        Rumbo Norte I                       3,935          170      07.13.11 (3)
     10.12.05        Hydro I                            22,628            -      09.05.17 (2)
     12.05.06        Faid 2011                          63,936            -      02.28.12 (3)
     12.06.06        Gas I                             332,481            -      06.30.11 (3)
     03.02.07        Agro Nitralco                       3,072            -      12.31.09 (3)
     06.08.07        Saturno VI                             29            -      09.30.09 (3)
     09.05.07        Saturno VII                           300            -      09.30.09 (3)
     11.22.07        Radio Sapienza VI                   4,805            -      01.12.11 (3)
     05.06.08        Agro Nitralco II                   16,249            -      12.31.09 (3)
     05.14.09        Gas II                            671,250            -      05.31.14 (3)
                                                    ----------   ----------
                     Total                           1,118,685          170
                                                    ==========   ==========

----------
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

NOTE 11: NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the following Global Programs:

                                                                                   Date of
   Authorized                                                   Term of          approval by
    Amount (*)          Type of Negotiable Obligations          Program     Shareholders' Meeting     Approval by C.N.V.
---------------   ------------------------------------------   ---------   -----------------------   --------------------
 US$ 2,000,000    Simple negotiable obligations, not            5 years    9.30.03 confirmed         Resolution No. 14,708
                  convertible into shares, subordinated                    on 04.27.06               dated 12.29.03
                  or not, secured or unsecured.
 US$ 342,500      Simple negotiable obligations, not            5 years    04.28.05 confirmed        Resolution No. 15,228
                  convertible into shares, subordinated                    on 04.26.07               dated 11.04.05
                  or not, to be adjusted or not,
                  secured or unsecured.

----------
(*) Or its equivalent in other currencies.

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the first global program:

NOTE 11: (Continued)

                                                                                          Book value (*)
                             Residual face                                                      $
                               value US$                                             -----------------------       Issuance
  Date of                        As of                                                 As of        As of         authorized
 issuance     Currency         06.30.09                Class        Term     Rate     06.30.09     12.31.08      by the C.N.V.
----------   ----------   -------------------      -------------   ------   ------   ----------   ----------   ------------------
 05.18.04       US$                   243,771          Simple        (1)     (2)        953,774      966,824      12.29.03 and
                                                                                                                    04.27.04
 05.18.04       US$                    68,406          Simple        (3)     (4)        266,289      365,807      12.29.03 and

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                                                                          Book value (*)
                             Residual face                                                      $
                               value US$                                             -----------------------       Issuance
  Date of                        As of                                                 As of        As of         authorized
 issuance     Currency         06.30.09                Class        Term     Rate     06.30.09     12.31.08      by the C.N.V.
----------   ----------   -------------------      -------------   ------   ------   ----------   ----------   ------------------
                                                                                                                    04.27.04
 05.18.04       US$                   279,328(**)  Subordinated      (5)     (6)      1,112,959      986,969      12.29.03 and
                                                                                                                    04.27.04

(*) Includes principal and interest net of expenses.
(**) This amount includes US$ 61,117 of the capitalization of interest services due between July 1, 2004 and January 1, 2009, inclusively on the account of the payment-in-kind (by means of Negotiable Obligations Due 2019). The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations and other applicable regulations.
(1) The residual principal of the Negotiable Obligations Due 2014 (93.74%) shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due.
(2) As from January 1, 2008, these Negotiable Obligations shall accrue interest payable in cash at an annual fixed rate of 7%.
(3) The residual principal of the Negotiable Obligations Due 2010 (25%) shall be amortized semi-annually, beginning July 1, 2009, in installments equal to 12.5% of the original principal amount, until their maturity date on January 1, 2010 .
(4) The interest rate established for the period January 1, 2009 - June 30, 2009 is 5.275% (6-month Libor: 1.775% plus 3.5%).
(5) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid.
(6) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears on January 1st. and July 1st. of each year, commencing on July 1st., 2004. Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1st. 2004 up to, but not including, January 1st. 2014. Such interest rate will increase to 11% per annum as from January 1st. 2014 up to, but not including, January 1st. 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1st., 2004, and shall be payable on January 1st., 2014 and January 1st., 2019, unless these Negotiable Obligations are previously redeemed.

During March 2009, Banco de Galicia y Buenos Aires S.A. cancelled part of the Negotiable Obligations due 2014 for a face value of US$ 30,000. These securities had been acquired at market price. This transaction originated an income of $ 38,741.

As of June 30, 2009, Banco de Galicia y Buenos S.A.'s holdings of Negotiable Obligations due 2010 and 2014 are for an amount of $ 493 and $ 71,718, respectively.

Banco de Galicia y Buenos Aires has not issued Negotiable Obligations under the second global program.

Furthermore, as of June 30, 2009, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

                                                                                            Book value (*)
                             Residual face                                                        $
                               value US$                                               -----------------------       Issuance
  Date of                        As of                                                   As of        As of         authorized
 issuance     Currency         06.30.09                 Type         Term      Rate     06.30.09     12.31.08      by the C.N.V.
----------   ----------   -------------------      -------------   --------   ------   ----------   ----------   ------------------
 11.08.93       US$                     1,683          Simple      10 years     9.00%      10,794        9,562        10.08.93

----------
(*) This amount includes principal and interest.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11: (Continued)

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following Negotiable Obligations outstanding:

a) Banco Galicia Uruguay S.A.

As of December 31, 2008:

 Date of issuance     Residual face value in US$
                            as of 12.31.08              Term        Rate
------------------   ----------------------------     ---------   --------
     10.17.06                    7,468(*)              5 years      2.0000%
     08.31.03                    8,878                 9 years      5.3088%

----------
(*) As of December 31, 2008, Grupo Financiero Galicia S.A. held Negotiable Obligations issued on 10.17.06 for a FV of US$ 208.

As of June 30, 2009, and pursuant to Note 16.3 to the consolidated financial statements, no balance is recorded.

b) Tarjetas Regionales S.A.

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

                                                                          Date of approval by
                                                              Term of       the Shareholders'       Approval by
 Authorized amount       Type of Negotiable Obligations       Program           Meeting                C.N.V.
-------------------   ------------------------------------   ---------   ---------------------   -----------------
  US$ 350,000(*)      Simple negotiable obligations, not     5 years           10.31.07            Resolution No.
                       convertible into shares                                                      15,785 dated
                                                                                                      11.16.07

The Company has the following Negotiable Obligations outstanding issued under this Global Program:


  Date of                   Class         Amount in                             Maturity
 Placement     Currency     number           US$          Type       Term         date
-----------   ----------   --------   ----------------   --------   --------   ----------
  11.29.06      US$ (1)       IV               100,000    Simple       60       11.29.11
                                                                     months


  06.18.08      US$(2)        VII               18,150    Simple      390       07.18.09
                                                                     days


  09.04.08      US$(3)       VIII               20,000    Simple      360       08.30.09
                                                                     days

                              Book value $ (*)        Issuance
  Date of                 -----------------------   authorized
 Placement      Rate       06.30.09     12.31.08    by the C.N.V.
-----------   ---------   ----------   ----------  -------------
  11.29.06      Annual       192,438      230,925     11.08.06
               nominal
              fixed at
                15.5%
  06.18.08      Annual        69,060       62,798     06.05.08
               nominal
              fixed at
                10.5%
  09.04.08     Annual         76,100       69,200     08.26.08
               nominal
              fixed at
                 11%

----------
(*) It corresponds to principal amount outstanding as of the indicated dates.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11: (Continued)

(1) The Company issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(2) The Company issued and placed Class VII Negotiable Obligations for a total amount of US$ 18,150, which, as specified by the terms and conditions of the securities, was converted into $ 69,060 as of June 30, 2009 and shall be payable in US dollars.
(3) The Company issued and placed Class VIII Negotiable Obligations for a total amount of US$ 20,000, which, as specified by the terms and conditions of the securities, was converted into $ 76,100 as of June 30, 2009 and shall be payable in US dollars.

Tarjetas Cuyanas S.A.

                                                                 Date of approval
                                                       Term of   by Shareholders'
 Authorized amount    Type of Negotiable Obligations   Program        Meeting       Approval by the C.N.V.
-------------------   ------------------------------   -------   ----------------   ----------------------
   US$ 80,000 (*)     Simple negotiable obligations,   5 years       03.22.07       Resolution No. 15,627
                      not convertible into shares                                   dated 05.02.07

The Company has the following Negotiable Obligations outstanding issued under this Global Program:


  Date of                   Class                           Type                  Maturity
 Placement     Currency     Number         Amount           (***)      Term         date
-----------   ----------   --------   ----------------     --------   --------   ----------
  06.14.07         $        XVIII             $200,064(1)   Simple        5       06.14.12
                                                                        years
  11.25.08        US$        XIX            US$ 11,523      Simple        1       11.20.09
                                                                        year

                              Book value $ (*)        Issuance
  Date of                 -----------------------   authorized
 Placement      Rate       06.30.09     12.31.08    by the C.N.V.
-----------   ---------   ----------   ----------  -------------
  06.14.07      Annual       110,622      140,838     05.24.07
               nominal                                  and
              fixed at                                06.14.07
                 12%
  11.25.08      Annual        44,359       40,481     11.04.08
               nominal
              fixed at
                 14%

----------
(*) It corresponds to principal amount outstanding as of the indicated dates. (**) Negotiable obligations not convertible into shares.

(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which as specified by the terms and conditions of the securities, was converted into $ 200,064. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

NOTE 12: MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Law Governing Commercial Companies, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of June 30, 2009 and December 31, 2008, minimum capital requirements were as follows:

                                                     Computable capital as a %
  Date     Capital required   Computable capital    of the capital requirement
--------   ----------------   ------------------   -----------------------------
06.30.09          1,657.675            2,682,477                          161.82
12.31.08          1,564.542            2,552,269                          163.13

NOTE 13: CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the constitution of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve. This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock.

In the event said reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

As of June 30, 2009, the adjustments which shall be made to Banco de Galicia y Buenos Aires S.A.'s Retained Earnings, pursuant to the Argentine Central Bank's regulations, are as follows:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14:  (Continued)

-    The positive difference between the book value and the market value of public sector assets and/or debt instruments issued
     by the Argentine Central Bank not valued at market price:      $ -1,787,311

-    The amount of the assets representing losses from lawsuits
     related to deposits:                                             $ -294,430

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

Notwithstanding the above mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank repays two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the company's shareholder's equity is below $ 300,000.

In accordance with the terms and conditions for the issuance of Negotiable Obligations Class IV, said company has also agreed not to distribute dividends that may exceed 50% of the company's net income.

NOTE 15:  NATIONAL SECURITIES COMMISSION ("C.N.V.")

Resolution No. 368/01
As of June 30, 2009, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker.
Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of June 30, 2009, Banco de Galicia y Buenos Aires S.A. holds a total of 646,032,956 units under custody for a market value of $ 791,493, which is included in the "Depositors of Securities held in Custody" account.

As of previous fiscal year-end, the securities held in custody totaled 682,244,341 units and their market value amounted to $ 775,987.

NOTE 16:  ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - Deposits with the financial system - Legal actions requesting protection of constitutional guarantees As a result of the provisions of Decree No. 1570/01, Law No. 25561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001 a significant number of claims have been filed against the National State and/or financial institutions, and requesting prompt payment of deposits in their original currency. Most courts have ruled these emergency regulations unconstitutional.

NOTE 16:  (Continued)

The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the C.E.R. and

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

interest accrued up to the payment date, which amounted to $ 819,113 and $ 786,256, as of June 30, 2009 and December 31, 2008, respectively, has been recorded under "Intangible Assets". Residual values as of said dates total $ 294,430 and $ 316,874, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make any claim at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars or in pesos for the equivalent amount at the market exchange rate, as ruled by the Judicial Branch. Such loss was not taken into account by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court resolutions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account, according to the ruling adopted in the Kujarchuk case by the Argentine Supreme Court of Justice.

On March 20, 2007 Supreme Court of Justice ruled, in the case of "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/2002 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

The above--mentioned resolutions by the Argentine Supreme Court of Justice would be strongly followed in similar cases to be heard by lower courts.

Banco de Galicia y Buenos Aires S.A. keeps addressing court resolutions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of such resolutions for similarly situated cases. Banco de Galicia y Buenos Aires S.A. records liabilities for $ 29,515 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount definitely paid as ordered by the courts and the amount recorded by Banco de Galicia y Buenos Aires S.A. shall be registered as stated for by the Argentine Central Bank's regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, Banco de Galicia y Buenos Aires S.A.'s management considers that the effects derived from these situations would not significantly affect the Bank's Shareholders' equity.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of June 30, 2009 and charged to Income, amounts to $ 1,803.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:  (Continued)

16.2 - Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002. During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the U.S. dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $ 1.40, that is, the amount of $ 574,000, and not only $ 410,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3. - Situation of Banco Galicia Uruguay S.A.

Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002, restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities, together with the payment of the planned amortization installments.

On May 15, 2009, Banco Galicia Uruguay S.A. offered to pay its customers, in advance, the remaining balance of the debt restructuring plan.

On May 29, 2009, Banco Galicia Uruguay S.A.'s Extraordinary Shareholders' Meeting decided to carry out a voluntary reduction of the capital stock through the redemption of shares.

It is worth noting that The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

As of the period-end, Banco Galicia Uruguay S.A.'s Shareholders Equity amounts to $ 59,569.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:  SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at the period/fiscal year end:

                                                                                           Book value of securities
                             Estimated                                                      held in own portfolio
     Name        Creation    maturity       Trustee       Trust assets      Portfolio    ---------------------------
                   Date        date                                        transferred      06.30.09     12.31.08
--------------  ----------  -----------  -------------  ----------------  -------------  ------------  -------------
                                          First Trust    Secured Bonds         US$
Galtrust I       10.13.00    10.10.15     of New York    in Pesos at 2%    490,224 (*)      613,590       633,996
                                              N.A.        due 2018(1)
                                                           National
                                             Bapro         Government
Galicia          04.16.02    05.06.32     mandatos y       Bonds in         $ 108,000        85,938        73,447
                                           negocios       Pesos at 2%
                                                          due 2014 (2)
Creditos         08.17.05    03.15.15      Deustche      Mortgage loans     $  91,000        22,601        21,291
Inmobiliarios                              Bank S.A.
Galicia I
Creditos         10.12.05    12.15.25      Deustche      Mortgage loans     $ 150,000        53,174        49,892
Inmobiliarios                              Bank S.A.
Galicia II
Galicia          07.03.06    02.15.11      Deustche       Pledge loans       $ 86,623             -         6,593
Prendas                                    Bank S.A.
Comerciales
Galicia          09.22.06    05.15.11      Deustche       Assets under      $ 150,000        16,846        24,168
Leasing I                                  Bank S.A.    financial leases
Galicia          01.17.07    10.15.11      Deustche      Personal loans     $ 100,000             -        13,737
Personales IV                              Bank S.A.
Galicia          04.13.07    01.15.12      Deustche      Personal loans     $ 150,000         2,233        25.168
Personales V                               Bank S.A.
Galicia          09.28.07    06.15.12      Deustche      Personal loans     $ 108,081        20,709        17,670
Personales VI                              Bank S.A.
Galicia
Personales       02.21.08    11.15.12      Deustche      Personal loans     $ 150,000        31,300        25,010
VII                                        Bank S.A.
Galicia          07.04.08    04.15.13      Deustche      Personal loans     $ 187,500        48,269        39,956
Personales                                 Bank S.A.
VIII

(*) The remaining US$ 9,776 was transferred in cash.
(1) In exchange for Loans to the Provincial Governments.
(2) In exchange for secured loans.

b) As of June 30, 2009 and December 31, 2008, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio:

-  Received as loan repayment for $ 53,637 and $ 57,378, respectively.
-  Acquired as investments for $34,277 and $ 9,891, respectively.

c) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at period/fiscal year-end.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:  (Continued)

Tarjeta Naranja S.A.

                                                                                             Book value of securities
                               Estimated                                                      held in own portfolio
     Name          Creation    maturity       Trustee       Trust assets      Portfolio    ---------------------------
                     Date        date                                        transferred      06.30.09     12.31.08
----------------  ----------  -----------  -------------  ----------------  -------------  ------------  -------------
                                            Equity Trust  Certain credit       $ 115,306        20,903         21,391
Tarjeta Naranja    10.09.07    11.20.09       Company     rights against
Trust V                                     (Argentina)   cardholders
                                                S.A.
                                            Equity Trust  Certain credit       $ 150,003        22,893         24,983
Tarjeta Naranja    12.11.07    01.23.10       Company     rights against
Trust VI                                    (Argentina)   cardholders
                                               S.A.
                                            Equity Trust  Certain credit       $ 142,913       23,439          25,316
Tarjeta Naranja    02.19.08    07.23.10       Company     rights    against
Trust VII                                   (Argentina)   cardholders
                                               S.A.
                                            Equity Trust  Certain credit
Tarjeta Naranja    08.05.08    09.20.10       Company     rights against       $ 138,742       45,838          46,235
Trust VIII                                  (Argentina)   cardholders
                                              S.A.
                                            Equity Trust  Certain credit       $  57,147       42,969               -
Tarjeta Naranja   12.12.2008   05.20.10       Company     rights against
Trust IX                                    (Argentina)   cardholders
                                              S.A.

As of June 30, 2009, Tarjeta Naranja S.A.'s holdings of class "A2" debt securities and participation certificates totaled $ 50,418 and $ 105,624, respectively. As of December 31, 2008, its holdings of class "A" debt securities and participation certificates totaled $ 23,381 and $ 94,544, respectively.

Tarjetas Cuyanas S.A.

                                                                                             Book value of securities
                               Estimated                                                      held in own portfolio
     Name          Creation    maturity       Trustee       Trust assets      Portfolio    ---------------------------
                     Date        date                                        transferred      06.30.09     12.31.08
----------------  ----------  -----------  -------------  ----------------  -------------  ------------  -------------
Tarjetas
Cuyanas            02.04.08    03.15.10    Equity Trust   Certain credit        $  61,700        17,965         14,733
Trust V                                      Company      rights against
                                            (Argentina)   cardholders
                                              S.A.
Tarjetas
Cuyanas            07.07.08    02.23.10    Equity Trust   Certain credit        $  89,000             -         21,023
Trust VI                                     Company      rights against
                                            (Argentina)   cardholders
                                              S.A.

As of June 30, 2009, Tarjetas Cuyanas S.A.'s holding of participation certificates totaled $ 17,965, and as of December 31, 2008, this company's holding of participation certificates amounted to $ 34,955 and $ 802 correspond to debt securities, respectively.

As of June 30, 2009, Tarjetas Cuyanas S.A. records $ 1,378 as investment trusts.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:  (Continued)

Tarjeta Naranja S.A.

                                                                                             Book value of securities
                               Estimated                                                      held in own portfolio
     Name          Creation    maturity       Trustee       Trust assets      Portfolio    ---------------------------
                     Date        date                                        transferred      06.30.09     12.31.08
----------------  ----------  -----------  -------------  ----------------  -------------  ------------  -------------
                                           Equity Trust   Certain credit
Tarjetas del Mar   07.28.08    05.31.09       Company     rights against       $  26,800             -          5,186
Serie IV                                    (Argentina)   cardholders
                                                S.A.

As of December 31, 2008, Tarjetas del Mar S.A.'s holding of participation certificates and debt securities amounted to $ 5,028 and $ 158, respectively.

NOTE 18:  DERIVATIVES

PUT OPTIONS WRITTEN

As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of June 30, 2009 and December 31, 2008, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 126,255 as of June 30, 2009 and $ 144,650 as of December 31, 2008, respectively.

FORWARD PURCHASE-SALE WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electronico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them.

The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of June 30, 2009, forward purchase and sale transactions totaled $ 4,213,514 and $ 2,944,534, respectively, while as of December 31, 2008 they totaled $ 3,273,652 and $ 2,648,749. Said transactions are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 18:  (Continued)

Apart from that, as of June 30, 2009, transactions for $ 235,680 (purchases) and $ 618,725 (sales) have been conducted directly with customers pursuant to the above-mentioned conditions; while as of December 31, 2008, transactions for $ 1,072 (purchases) and $ 343,046 (sales) were carried out.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

In addition to the above-mentioned paragraphs, Tarjetas Regionales S.A.'s subsidiaries carried out currency hedging transactions in relation to the principal payment of its foreign-currency denominated negotiable obligations. Notional values traded amount to $ 77,480, while assets for $ 12,180 were recorded for the balances pending settlement.

NOTE 19:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period:

                                                                              06.30.09       12.31.08
                                                                            ------------   --------------
ASSETS
 LOANS                                                                        10,880,693       11,774,586
                                                                            ------------   --------------
  - To the non-financial public sector                                            52,898        1,373,642
  - To the financial sector                                                       24,125          148,115
    - Interbank loans (call money loans granted)                                  24,100           40,200
    - Other loans to local financial institutions                                     17           65,662
    - Accrued interest, adjustments and quotation differences receivable               8           42,253
  - To the non-financial private sector and residents abroad                  11,505,549       10,779,630
    - Advances                                                                   943,179          594,365
    - Promissory notes                                                         2,102,397        2,116,303
    - Mortgage loans                                                             995,521        1,026,754
    - Pledge loans                                                                74,756           80,991
    - Personal loans                                                           1,364,714        1,217,645
    - Credit card loans                                                        4,531,725        4,378,366
    - Other                                                                    1,345,773        1,217,984
    - Accrued interest, adjustments and quotation differences receivable         179,195          185,762
    - Documented interest                                                        (31,452)         (38,468)
    - Unallocated collections                                                       (259)             (72)
  - Allowances                                                                  (701,879)        (526,801)

                                                                              06.30.09       12.31.08
                                                                            ------------   --------------
ASSETS (continued)
 OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                          4,273,153        4,123,770
                                                                            ------------   --------------
  - Argentine Central Bank                                                       635,499          627,212
  - Amounts receivable for spot and forward sales to be settled                  448,235            4,031
  - Securities receivable under spot and forward purchases to be settled       1,060,036        1,314,589
  - Others not included in the debtor classification regulations               1,753,844        1,726,343
  - Unlisted negotiable obligations                                                8,273            4,951
  - Balances from forward transactions without delivery of underlying
     asset to be settled                                                          62,331           10,445
  - Others included in the debtor classification regulations                     320,447          440,598
  - Accrued interest receivable not included in the debtor classification
     regulations                                                                   3,765            3,286
  - Accrued interest receivable included in the debtor classification
     regulations                                                                   1,628            4,567
  - Allowances                                                                   (20,905)         (12,252)

NOTE 19:  (Continued)

                                                                              06.30.09       12.31.08
                                                                            ------------   --------------
LIABILITIES

  DEPOSITS                                                                    15,050,336       14,056,134
                                                                            ------------   --------------
  - Non-financial public sector                                                1,336,491        1,290,958

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

  - Financial sector                                                             185,649          169,302
  - Non-financial private sector and residents abroad                         13,528,196       12,595,874
    - Current Accounts                                                         3,242,080        3,002,003
    - Savings Accounts                                                         4,357,707        3,843,596
    - Time Deposits                                                            5,594,330        5,411,178
    - Investment accounts                                                             55              206
    - Other                                                                      278,810          261,927
    - Accrued interest and quotation differences payable                          55,214           76,964
                                                                            ------------   --------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                         6,728,893        6,739,452
                                                                            ------------   --------------
  - Argentine Central Bank                                                         1,692            1,682
    - Other                                                                        1,692            1,682
  - Banks and international entities                                             478,130          941,483
  - Unsubordinated negotiable obligations                                      1,845,463        1,886,138
  - Amounts payable for spot and forward purchases to be settled                 799,115        1,014,120
  - Securities to be delivered under spot and forward sales to be settled        837,531          363,640
  - Loans from local financial institutions                                      261,937          248,550
    - Interbank loans (call money loans received)                                 63,500                -
    - Other loans from local financial institutions                              196,449          245,630
    - Accrued interest payable                                                     1,988            2,920
  - Balances from forward transactions without delivery of underlying
    asset to be settled                                                           49,529            1,270
  - Other                                                                      2,409,693        2,207,308
  - Accrued interest and quotation difference payable                             45,803           75,261
                                                                            ------------   --------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                          1,112,959          986,969
                                                                            ============   ==============

NOTE 20: TAX ISSUES

Banco de Galicia y Buenos Aires S.A.:

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the determination of tax collection authorities from the Autonomous City of Buenos Aires, in May 2009 the Governmental Public Revenue Authority (A.G.I.P.) commenced tax enforcement proceedings in order to compulsorily collect the amount determined by the tax collection authorities. Within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the determination of the tax collection authority, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond and, therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

As a result of the foregoing, tax enforcement proceedings are in progress for the amount of $ 38,952, which amount was determined by the tax collection authorities.

Tax collection authorities from the Autonomous City of Buenos Aires continued with the proceedings and, on June 3, 2009, Banco de Galicia y Buenos Aires S.A. raised an objection of incompetence.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 20: (Continued)

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the allowances deemed appropriate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Cordoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. The original amount claimed for taxes totals $ 9,400 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues.

However, since the final outcome of the foregoing cannot be foreseen, the above-mentioned companies have set up the allowances deemed appropriate pursuant to the evolution of each proceeding.

NOTE 21: SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of June 30, 2009 and 2008, by related business segment:

Primary segment: Business.

                       Financial brokerage   Services      Total
                       -------------------  ----------  ------------
Income                           1,473,552    863,931    2,337,483
Expenses                          (733,873)  (221,918)    (955,791)
Result as of 06.30.09              739,679    642,013    1,381,692
Result as of 06.30.08              547,650    557,895    1,105,545

Secondary segment: Geographic.

                         City of       Rest of
                       Buenos Aires   the country    Foreign        Total
                       ------------  ------------  ------------  ------------
Financial brokerage
Income                      892,403       569,270        11,879     1,473,552
Expenses                   (444,443)     (283,514)       (5,916)     (733,873)
Result as of 06.30.09       447,960       285,756         5,963       739,679
Result as of 06.30.08       357,541       186,602         3,507       547,650

                         City of       Rest of
                       Buenos Aires   the country    Foreign        Total
                       ------------  ------------  ------------  ------------
Services
Income                      523,208       333,758         6,965       863,931
Expenses                   (134,396)      (85,732)       (1,790)     (221,918)
Result as of 06.30.09       388,812       248,026         5,175       642,013
Result as of 06.30.08       364,230       190,092         3,573       557,895

NOTE 21: (Continued)

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                                         06.30.09    12.31.08
                                                        ----------  ----------
ASSETS
 GOVERNMENT AND CORPORATE SECURITIES                     3,191,713   1,531,870
 LOANS                                                  10,880,693  11,774,586
 OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE    4,273,153   4,123,770
 ASSETS UNDER FINANCIAL LEASES                             394,704     445,237

                                                         06.30.09    12.31.08
                                                        ----------  ----------
LIABILITIES
 DEPOSITS                                               15,050,336  14,056,134
 OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE    6,728,893   6,739,452
 SUBORDINATED NEGOTIABLE OBLIGATIONS                     1,112,959     986,969

NOTE 22: STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                             06.30.09      12.31.08       06.30.08       12.31.07
                                                           ------------  -------------  -------------  -------------
Cash and due from banks                                       3,969,047      3,405,133      3,039,901      2,960,013
Securities issued by the Argentine Central Bank                 626,973        556,724        171,025        273,920
Reverse repo transactions with the Argentine Central Bank       373,917              -              -              -
Interbank loans (call money loans granted)                       24,100         58,100         27,500          2,906
Loans  granted to prime  companies  with maturity up to 7
 days, used as liquidity reserve                                382,280        359,444        173,560        292,278
Overnight placements in banks abroad                             70,210         40,200         68,185        158,039
Other cash placements                                            61,094        375,782         62,579         79,051
                                                           ------------  -------------  -------------  -------------
Cash and cash equivalents                                     5,507,621      4,795,383      3,542,750      3,766,207
                                                           ============  =============  =============  =============

NOTE 23: BANCO DE GALICIA Y BUENOS AIRES S.A.'S RISK MANAGEMENT POLICIES

Based on the best practices, Banco de Galicia y Buenos Aires S.A. establishes policies and procedures and allocates resources and responsibilities, which comprise several areas and hierarchical levels, for the identification, control, management and optimization of the different risks, with the purpose of consolidating a comprehensive risk management process and continuously improving it. Within the risk management framework, the Risk Management Committee ("C.A.R." as per its initials in Spanish) is the main corporate body to which Banco de Galicia y Buenos Aires S.A.'s Board of Directors delegates the comprehensive control of risk and the executive responsibility as regards the definition and application of the policies, procedures and controls for risk management.

The management of the different risks is decentralized in the Divisions that are directly responsible for each of them. The aim of the Risk Management Division is to guarantee Banco de Galicia y Buenos Aires S.A.'s Board of Directors that it is fully aware of the risks the Bank is exposed to, and it as well creates and proposes, together with the divisions in charge, the policies and procedures necessary to mitigate and control such risks. The divisions in charge must submit exceptions to the internal risk policies to the C.A.R., together with a compliance plan that must be approved by the Committee. The C.A.R. is made up of Directors and managers in charge of the Risk, Planning and Financial Control and Internal Audit divisions. The Committee holds meetings periodically. Its resolutions are summarized in writing.

NOTE 23: (Continued)

Financial risks:

Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity:

Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit. For that purpose, it establishes a liquidity objective based on the behavior of its deposits during the 2001-2002 crisis, considered to be the

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

"worst scenario". Two types of liquidity are defined: "operational" liquidity (to address the Bank's daily operations) and "additional" liquidity (excess liquidity available).

There is a minimum limit for "operational liquidity", which is equal to a percentage of certain short-term liabilities, and, for "additional liquidity", there exist minimum limits differentiated by currency that are equal to a percentage of the liquidity necessary to face the worst scenario in each case. At the same time, it is necessary to maintain a margin that would allow the Bank to face certain reductions in deposits without failing to comply with the cash reserves determined by the Argentine Central Bank.

This policy specifies which assets constitute liquidity. With the purpose of taking flows into consideration, gaps between the contractual maturities of consolidated financial assets and liabilities are as well analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated at all times during the first year. A contingency plan determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

Also, with the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency risk:

As regards the risk inherent to the structure of assets and liabilities per currency, limits have been established, in terms of maximum positions authorized, for mismatches in pesos adjusted by CER and those in foreign currency that belong to Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk:

Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a "base" scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the "base" scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.'s Balance Sheet on a consolidated basis.

Market risk:

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as "Value at Risk" (also known as "VaR") is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Maximum authorized losses in terms of positions in securities and in foreign currency are determined for a fiscal year.

Cross border risk

In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction's credit rating, the type of transaction and a maximum exposure per counterparty.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23: (Continued)

Credit risk:

Banco de Galicia y Buenos Aires S.A.'s credit granting and analysis system is applied in a centralized manner and is based on the concept of "opposition of interests", which is generated from the division between credit and commercial functions.

Apart from that, it includes credit control by borrower and monitoring of loans with problems and associated losses. That makes it possible to early detect situations that can entail any degree of portfolio deterioration and to appropriately safeguard the Bank's assets.

The Credit Management Division defines credit risk policies and procedures, verifies the compliance thereof, assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products. This Division is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different indicators (of non performance, roll rates, etc.) as well as the classification thereof. The loan portfolio classification is in compliance with the Argentine Central Bank's regulations. In turn, the Bank has developed advanced statistical models which result in an internal rating to order and analyze credit risk in terms of expected losses (with the ability to calculate the different components that constitute this formula), as well as to adjust pricing and/or risk policies by customer groups or segments. As regards companies, these models are being tested. As regards individuals, these models are being implemented.

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors and Banco de Galicia y Buenos Aires S.A.'s Credit Division Manager. The remaining loans are approved by the Retail Credit Department or the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the requests of different credit products by consumers is performed automatically through credit scoring computer systems, as well as loan granting guidelines based on the customer's credit history, both in the system and in the Bank itself ("credit screening"). As regards companies, before approving a loan, Banco de Galicia y Buenos Aires S.A. conducts an assessment on the customer and its financial condition. For loans above certain amounts, an environmental impact analysis is conducted.

Furthermore, within the credit policies framework, Banco de Galicia y Buenos Aires S.A. has a Concentration by Sector Policy for the corporate banking division, aimed at mitigating the risk related to the concentration by economic activity.

Banco de Galicia y Buenos Aires S.A.'s Internal Audit is in charge of supervising the loan portfolio classification pursuant to the Argentine Central Bank's regulations.

Operational risk:

On July 30, 2008, Banco de Galicia y Buenos Aires S.A.'s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by the Bank in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communique "A" 4793 and supplementary regulations.

Nowadays, the Bank is carrying out the tasks necessary to comply with the schedule determined in such Communique for the complete implementation of the operational risk management system.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23: (Continued)

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.'s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

The Risk Management Division, a functional area that reports to the Board of Directors, is responsible for the comprehensive management of the Bank's three different categories of risk: financial, credit and operational risk. The Bank has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.'s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, what will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

Risk regarding money laundering and other illegal activities

As regards the control and prevention of this risk, Banco de Galicia y Buenos Aires S.A. complies with the Argentine Central Bank regulations and Law No. 25246, which amends the Criminal Code as to concealment and asset laundering and creates the Unidad de Informacion Financiera ("UIF", Financial Information
Unit), under the jurisdiction of the Argentine Ministry of Justice. The UIF is in charge of the analysis, treatment and transmission of the information subject matter of this risk.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are in line with the characteristics of the different products offered by the Bank. Said policies and procedures allow monitoring transactions in order to detect, under certain parameters, such transactions that should be considered unusual, and to report them before the UIF in the cases that may correspond. The Anti-Money Laundering Unit ("UAL" as per its initials in Spanish) is in charge of managing this risk, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization through the drafting of the corresponding handbooks and the training of all collaborators.

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a Committee responsible for planning and coordinating the policies determined by the Board of Directors, as well as enforcing compliance therewith. It is worth noting that the basic principle on which the regulations regarding prevention and control of this risk are based is in line with the "know your customer" policy enforced worldwide. The management of this risk is regularly reviewed by Internal Audit.

NOTE 24: SITUATION OF THE FINANCIAL AND CAPITAL MARKETS

Since the previous fiscal year, the most important financial markets in the world have been affected by a significant decrease in the price of stock securities and debt securities, within a framework of high volatility of the listed price of securities as well, what led to a significant reduction of credit. This behavior shown by financial markets has affected real economy, what is evidenced by a decrease in the level of activity of the world's economy. Despite the measures taken by the most important countries, the future evolution of international markets is uncertain.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                Notes to the Consolidated Statemetns (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 24:  (Continued)

As regards Argentina, stock exchanges also showed significant variations in the price of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates.

The subsidiaries' management divisions are constantly assessing and monitoring the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

NOTE 25:  AGREEEMENT FOR THE PURCHASE OF SHARES

During June 2009, Banco de Galicia y Buenos Aires S.A. has entered into an agreement with American International Group Inc. and AIG Consumer Finance Group Inc. for the purchase of 80% of the shares belonging to Compania Financiera Argentina S.A., Cobranzas y Servicios S.A. and AIG Universal Processing Center S.A., companies incorporated in Argentina that carry out financial and supplementary activities. The price, subject to the common adjustments for this type of transactions, has been set in $ 133,200. This transaction is subject to the approval of the Argentine Central Bank, among other conditions.

Furthermore, the potential buyers of the remaining 20% of the shares belonging to the aforementioned companies have made an offer to carry out a "put option" regarding those shares. This option could be exercised once 90 days have elapsed from the date when the transfer of the companies' shares is made effective by the current holders.

NOTE 26:  SUBSEQUENT EVENTS

On July 8, 2009, Galicia Warrants S.A. sold to Pilaga S.R.L. the silo facilities built in San Salvador, province of Entre Rios, for the amount of US$ 5,209, payable in ten equal, annual and consecutive installments as from June 5, 2010.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                  Balance Sheet
                   As of June 30, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)

                                                                  06.30.09     12.31.08
                                                                 ----------   ----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 11)                                129          217
Investments (Notes 9 and 11 and Schedules C, D and G)                35,712       27,349
Other receivables (Notes 3, 9, and 11 and Schedule G)                 7,807       22,158
                                                                 ----------   ----------
Total Current Assets                                                 43,648       49,724
                                                                 ----------   ----------
NON-CURRENT ASSETS
Other receivables (Notes 3, 9, 11 and 13 and Schedule G)             50,688       48,105
Investments (Notes 9, 10 and 11 and Schedules B, C and G)         2,057,833    1,973,818
Fixed assets (Schedule A)                                             3,035        3,077
                                                                 ----------   ----------
Total Non-Current Assets                                          2,111,556    2,025,000
                                                                 ----------   ----------
Total Assets                                                      2,155,204    2,074,724
                                                                 ==========   ==========
LIABILITIES
CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 17 and Schedule G)                  119,888      220,336
Salaries and social security contributions (Notes 5 and 9)              599          928
Tax liabilities (Notes 6, 9 and 13)                                  29,860        5,038
Other liabilities (Notes 7, 9 and 11 and Schedule G)                  2,975        2,671
                                                                 ----------   ----------
Total Current Liabilities                                           153,322      228,973
                                                                 ----------   ----------
NON-CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 17 and Schedule G)                   41,277            -
Other liabilities (Notes 7 and 9 and Schedule G)                        975            6
                                                                 ----------   ----------
Total Non-Current Liabilities                                        42,252            6
                                                                 ----------   ----------
Total Liabilities                                                   195,574      228,979
                                                                 ----------   ----------
SHAREHOLDERS' EQUITY (per related statement)                      1,959,630    1,845,745
                                                                 ----------   ----------
Total Liabilities and Shareholders' Equity                        2,155,204    2,074,724
                                                                 ==========   ==========


The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                               Memorandum Accounts
                 Quarterly Balance Sheet as of June 30, 2009 and
                     Balance Sheet as of December 31, 2008.
                     (figures stated in thousands of pesos)

                                                                  06.30.09     12.31.08
                                                                 ----------   ----------
Forward purchase of foreign currency without delivery of the
 underlying asset(Notes 11 and 15 and Schedule G)                   320,847      169,197
Forward sale of foreign currency without delivery of the
 underlying asset (Notes 11 and 15 and Schedule G)                  186,053            -

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Income Statement
          For the six-month period commenced January 1, 2009 and ended
       June 30, 2009, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                  06.30.09     12.31.08
                                                                 ----------   ----------
Net income on investments in related institutions                    72,108       92,980
Administrative expenses (Note 11 and Schedule H)                    (12,878)      (6,706)
Financial income and by holding                                      98,477       (4,280)
- Generated by assets                                                 5,503       (5,088)
  Interest
    On special current account deposits (*)                               -            3
    Mutual funds                                                         64           48
    On time deposits (*)                                                 17          192
    On promissory notes receivable (*)                                   63          107
  Result on negotiable obligations (*)                                    6           26
  Result on derivatives                                                  95            -
  Foreign exchange gain/ (loss)                                       5,258       (5,464)
- Generated by liabilities                                           92,974          808
   Interest
    On loans (*)                                                     (2,840)      (9,808)
    Other                                                              (899)           -
    Foreign exchange gain                                            11,163       10,616
   Income on loan repayment (Note 18)                                85,550            -
Other income and expenses (*) - Loss                                    (38)      (3,675)
                                                                 ----------   ----------
Net Income before income tax                                        157,669       78,319
Income tax (Note 13)                                                (28,960)           -
                                                                 ----------   ----------
Net Income for the period                                           128,709       78,319
                                                                 ==========   ==========

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                Statement of Changes in the Shareholders' Equity
   For the six-month period commenced January 1, 2009 and ended June 30, 2009, presented in comparative format with the same period of the previous fiscal year. (figures stated in thousands of pesos)

                                   Shareholders' contributions (Note 8)
                            -------------------------------------------------
                                                        Premium
                                                          for
                                                      negotiation
                                                          of
                                                        shares
                             Capital      Capital       in own
       Item                   Stock      adjustment    portfolio       Total
-------------------------   ---------   -----------   -----------   -----------
Balances as of 12.31.07     1,241,407       278,131           606     1,520,144
Distribution of
 retained earnings (1)              -             -             -             -
Income for the period               -             -             -             -
                            ---------   -----------   -----------    ----------
Balances as of 06.30.08     1,241,407       278,131          606      1,520,144
                            =========   ===========   ===========    ==========

                                     Retained earnings (Notes 12 and 15)
                           ----------------------------------------------------
                                                         Valuation
                                                         adjustment                    Total
                             Legal      Discretionary    of hedging    Retained    shareholders'
                            reserve       reserve       derivatives    earnings       equity
                           ----------   -------------   -----------   ----------   -------------
Balances as of 12.31.07        34,855          53,469             -       46,037       1,654,505
Distribution of
 retained earnings (1)          2,302          43,735             -      (46,037)              -
Income for the period               -               -             -       78,319          78,319
                           ----------   -------------   -----------   ----------   -------------
Balances as of 06.30.08        37,157          97,204             -       78,319       1,732,824
                           ==========   =============   ===========   ==========   =============

                                   Shareholders' contributions (Note 8)
                           ----------------------------------------------------
                                                         Premium
                                                           for
                                                       negotiation
                                                           of
                                                         shares
                             Capital      Capital        in own
       Item                   Stock      adjustment     portfolio       Total
-------------------------   ----------  -----------   -------------   ----------
Balances as of 12.31.08     1,241,407       278,131          606       1,520,144
Valuation adjustment
 of hedging derivatives
 (Note 15)                          -             -            -               -
Distribution of retained
 earnings (2)                       -             -            -               -
Income for the period               -             -            -               -
                            ---------   -----------   ----------      ----------
Balances as of 06.30.09     1,241,407       278,131          606       1,520,144
                            =========   ===========   ==========      ==========

                                     Retained earnings (Notes 12 and 15)
                           ----------------------------------------------------
                                                         Valuation
                                                         adjustment                    Total
                             Legal      Discretionary    of hedging    Retained    shareholders'
                            reserve       reserve       derivatives    earnings       equity
                           ----------   -------------   -----------   ----------   -------------
Balances as of 12.31.08        37,157          97,204        14,421      176,819       1,845,745
Valuation adjustment
 of hedging derivatives
 (Note 15)                          -               -       (14,824)           -         (14,824)
Distribution of retained
 earnings (2)                   8,841         167,978             -     (176,819)              -
Income for the period               -               -             -      128,709         128,709
                           ----------   -------------   -----------   ----------   -------------
Balances as of 06.30.09        45,998         265,182          (403)     128,709       1,959,630
                           ==========   =============   ===========   ==========   =============

----------
(1) Approved by the Ordinary Shareholders' Meeting held on April 29, 2008.
(2) Approved by the Ordinary Shareholders' Meeting held on April 28, 2009.


The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                             Statement of Cash Flows
             For the six-month period commenced January 1, 2009 and
          ended June 30, 2009, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                  06.30.09     06.30.08
                                                                 ----------   ----------
CHANGES IN CASH (Note 1.j)
Cash at beginning of fiscal year                                     27,562       26,407
Cash at period-end                                                   35,841       20,781
                                                                 ----------   ----------
Net increase / decrease in cash                                       8,279       (5,626)
                                                                 ==========   ==========
REASONS FOR CHANGES IN CASH
Operating activities
Collections for services                                                285          781
Payments to suppliers of goods and services                         (10,238)      (3,131)
Personnel salaries and social security contributions                 (1,890)      (1,664)
Income tax payments and prepayments                                       -          (71)
Payment of other taxes                                               (6,916)      (4,584)
Collections for other operating activities                           18,346          532
                                                                 ----------   ----------
Net cash flow used in operating activities                             (413)      (8,137)
                                                                 ----------   ----------
Investment activities
Payments for purchases of fixed assets                                   (7)         (22)
Collection of dividends                                                 219          788
Collection of other interest                                          1,229        1,745
Contributions to controlled companies                                (2,813)           -
                                                                 ----------   ----------
Net cash flow (used in) / generated by investment activities         (1,372)       2,511
                                                                 ----------   ----------
Financing activities
Collection for the issuance of negotiable obligations               160,345            -
Interests paid                                                      (14,487)           -
Payment of loans received, net                                     (135,794)           -
                                                                 ----------   ----------
Net cash flow generated by financing activities                      10,064            -
                                                                 ----------   ----------
Net increase / decrease in cash                                       8,279       (5,626)
                                                                 ==========   ==========

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                        Notes to the Financial Statements
          For the six-month period commenced January 1, 2009 and ended
                 June 30, 2009, presented in comparative format.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No.93/05, which adopts Technical Pronouncements 6 to 22 issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiary Banco de Galicia y Buenos Aires S.A.

The preparation of financial statements at a given date requires the Company's management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. Assets and liabilities in domestic currency
Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b. Assets and liabilities in foreign currency (US dollars and Euros)
Foreign currency assets and liabilities (in US dollars and Euros) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/fiscal year. Interests receivable or payable have been accrued, where applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   (Continued)

c. Investments
c.1. Current
Time and special current account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

As of December 31, 2008, government securities from abroad had been valued at their closing price as of said date.

As of December 31, 2008, negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. were valued at face value, plus interest accrued at such date.

c.2. Non-Current
The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of June 30, 2009 and December 31, 2008, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of June 30, 2009 and December 31, 2008, where applicable.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated March 31, 2009 and September 30, 2008, and considering the significant changes occurred from such dates to the closing date of the corresponding financial statements.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the period/fiscal year.

- Capital and capital contributions have been computed for the amounts actually disbursed.

- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

As of December 31, 2008, negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. were valued at face value, plus interest accrued at such date.

d.  Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under "Investments", has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e. Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   (Continued)

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/year-end.

f. Financial debt
Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interest accrued based on the internal rate of return estimated at the initial recording time.

Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nacion Argentina as of period/year end.

g. Income tax and minimum presumed income tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements).

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year shall be determined by the higher of the two taxes.

It is worth noting that, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

Based on the foregoing, as of June 30, 2009, the Company records credit for $ 908.

h. Derivatives
As of June 30, 2009 and December 31, 2008, derivatives have been valued at their estimated current value at those dates.

Differences originated from the application of measurement criteria, corresponding to derivatives considered ineffective hedge instruments, have been recognized in results for the period; while differences corresponding to derivatives in the form of hedge instruments effective to cover cash flow risks have been recognized in shareholders' equity under "Valuation difference from hedging derivatives". These balances are reclassified to results for the period in which the covered item affects such results.

i. Shareholders' Equity
i.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the period in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.
i.2. Income and expense accounts
The results for each period are presented in the period in which they accrue.

j. Statement of Cash Flows
"Cash and due from banks" and investments held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Cash and Due from Banks (Note 2)                           129          217

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   (Continued)

Investments (Schedule C and D)                          35,712       27,345
                                                    ----------   ----------
Total Income                                            35,841       27,562
                                                    ==========   ==========

NOTE 2:   CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Cash                                                        10           10
Due from banks - Current Accounts (Note 11)                119          207
                                                    ----------   ----------
Total                                                      129          217
                                                    ==========   ==========

NOTE 3:   OTHER RECEIVABLES

The breakdown of this caption was the following:

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Current
Tax Credit                                               3,089        2,025
Promissory notes receivable (Note 11
 and Schedule G)                                         2,880        3,524
Sundry debtors (Note 11)                                 1,652          768
Prepaid expenses                                             -            2
Balance of futures contracts to be
 settled (Note 15)                                          45       15,827
Other                                                      141           12
                                                    ----------   ----------
Total                                                    7,807       22,158
                                                    ==========   ==========

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Non-Current
Tax Credit - Mandatory savings                               5            5
Tax credit - Income tax (Note 13)                        1,289        2,253
Promissory notes receivable (Note 11 and Schedule G)    49,386       43,740
Sundry Debtors (Note 11 and Schedule G)                      1        2,107
Prepaid expenses                                             7            -
                                                    ----------   ----------
Total                                                   50,688       48,105
                                                    ==========   ==========

NOTE 4:   FINANCIAL DEBT

The breakdown of this caption was the following:

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Current
Debt from financial institution from
 abroad (Schedule G)                                         -      220,336
Negotiable obligations (Note 17 and Schedule G)        119,888            -
                                                    ----------   ----------
Total                                                  119,888      220,336
                                                    ==========   ==========

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Non-Current
Negotiable obligations (Note 17 and Schedule G)         41,277            -
                                                    ----------   ----------
Total                                                   41,277            -
                                                    ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5:   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Current
Annual Legal Bonus (S.A.C.) payable                         82            -
Argentine Integrated Social Security System                 99           66
Other                                                        4            3
Provision for bonuses                                      108          216
Provision for retirement insurance                         275          583
Provision for Directors' and Syndics' fees                  31           60
                                                    ----------   ----------
Total                                                      599          928
                                                    ==========   ==========

NOTE 6:   TAX LIABILITIES

The breakdown of this caption was the following:

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Current
Income tax - withholdings to be deposited                   72           54
Provision for income tax (net) (Note 13)                26,326            -
Provision for turnover tax (net)                            28           49
Provision for tax on personal
 assets - substitute taxpayer                            3,434        4,066
Provision for minimum presumed income tax                    -          869
                                                    ----------   ----------
Total                                                   29,860        5,038
                                                    ==========   ==========

NOTE 7:   OTHER LIABILITIES

The breakdown of this caption was the following:

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Current
Sundry creditors (Schedule G)                              136            4
Provision for expenses (Note 11 and Schedule G)          2,433        2,664
Balance of futures contracts to be
 settled (Note 15)                                         403            -
Directors' qualification bonds                               3            3
                                                    ----------   ----------
Total                                                    2,975        2,671
                                                    ==========   ==========

                                                     06.30.09     12.31.08
                                                    ----------   ----------
Non-Current
Directors' qualification bonds                               6            6
Provision for expenses (Note 11 and Schedule G)            969            -
                                                    ----------   ----------
Total                                                      975            6
                                                    ==========   ==========

NOTE 8:   CAPITAL STATUS

As of June 30, 2009, capital status was as follows:

                                                                             Restated at
Capital stock issued, subscribed, paid in and recorded      Face value    constant currency
------------------------------------------------------     ------------   -----------------
Balances as of 12.31.07                                       1,241,407           1,519,538
Balances as of 12.31.08                                       1,241,407           1,519,538
Balances as of 06.30.09                                       1,241,407           1,519,538

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of June 30, 2009, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                                                                       Salaries and
                                                                          social
                                            Other        Financial       security            Tax            Other
                         Investments     receivables       debt        contributions     Liabilities     liabilities
                        -------------   -------------   -----------   ---------------   -------------   -------------
1st. Quarter                   35,712           7,671             -               185           1,407           2,348
2nd. Quarter                        -             136             -                 -               -             224
3rd. Quarter                        -               -             -               383               -               -
4th. Quarter                        -               -       119,888                31          28,453             403
After one year                      -          50,687        41,277                 -               -             975
                        -------------   -------------   -----------   ---------------   -------------   -------------
Subtotal falling due           35,712          58,494       161,165               599          29,860           3,950
No set due date             2,057,833               1             -                 -               -               -
Past due                            -               -             -                 -               -               -
                        -------------   -------------   -----------   ---------------   -------------   -------------
Total                       2,093,545          58,495       161,165               599          29,860           3,950
                        =============   =============   ===========   ===============   =============   =============
Non-interest bearing        2,057,833           6,229             -               599          29,860           3,950
At variable rate                2,486          52,266             -                 -               -               -
At fixed rate                  33,226               -       161,165                 -               -               -
                        -------------   -------------   -----------   ---------------   -------------   -------------
Total                       2,093,545          58,495       161,165               599          29,860           3,950
                        =============   =============   ===========   ===============  ==============   =============

NOTE 10:  EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                              As of June 30, 2009
---------------------------------------------------------------------------------------------------------------
                                                        Shares                        Percentage held in
                                           -------------------------------   ----------------------------------
            Issuuing company                    Class            Number       Total Capital     Possible votes
----------------------------------------   ----------------   ------------   ---------------   ----------------
                                            Ord. Class "A"             101
                                            Ord. Class "B"     532,293,758
Banco de Galicia y Buenos Aires S.A              Total         532,293,859         94.659191          94.659195
Net Investment S.A.                            Ordinary             10,500         87.500000          87.500000
Sudamericana Holding S.A.                      Ordinary            162,447         87.500337          87.500337
Galicia Warrants S.A.                          Ordinary            175,000         87.500000          87.500000
GV Mandataria de Valores S.A.                  Ordinary             10,800         90.000000          90.000000
Galval Agente de Valores S.A.                  Ordinary         16,874,250        100.000000         100.000000

                                              As of December 31, 2008
---------------------------------------------------------------------------------------------------------------
                                                        Shares                        Percentage held in
                                           -------------------------------   ----------------------------------
            Issuing company                     Class            Number       Total Capital     Possible votes
----------------------------------------   ----------------   ------------   ---------------   ----------------
                                            Ord. Class "A"             101
                                            Ord. Class "B"     532,293.758
Banco de Galicia y Buenos Aires S.A.             Total         532,293.859         94.659191          94.659195
Net Investment S.A.                            Ordinary             10,500         87.500000          87.500000
Sudamericana Holding S.A.                      Ordinary            162,447         87.500337          87.500337
Galicia Warrants S.A.                          Ordinary            175,000         87.500000          87.500000
GV Mandataria de Valores S.A.                  Ordinary             10,800         90.000000          90.000000
Galval Agente de Valores S.A.                  Ordinary         16,874,250        100.000000         100.000000

The financial condition and results of controlled companies were the following:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 10:  (Continued)

                                              As of June 30, 2009 (*)
--------------------------------------------------------------------------------------------------------
                                                                           Shareholders'
            Issuing company                   Assets       Liabilities         equity        Net income
----------------------------------------   ------------   -------------   ---------------   ------------
Banco de Galicia y Buenos Aires S.A.         25,597,778      23,571,888         2,025,890         71,215
Net Investment S.A.                                 666             332               334           (482)
Galicia Warrants S.A.                            17,352          12,201             5,151           (517)
Galval Agente de Valores S.A.                     1,673             177             1,496         (2,224)
GV Mandataria de Valores S.A.                     1,081           1,016                65             37
Sudamericana Holding S.A. (**)                  335,233         259,998            75,235         11,167

----------
(*) See Note 1.c.2.
(**) Financial condition and results as of 03.31.09

             Financial condition as of December 31, 2008 and results as of June 30, 2008 (*)
--------------------------------------------------------------------------------------------------------
                                                                           Shareholders'
            Issuing company                   Assets       Liabilities         equity        Net income
----------------------------------------   ------------   -------------   ---------------   ------------
Banco de Galicia y Buenos Aires S.A.         24,439,812      22,485,146         1,954,666         76,780
Net Investment S.A.                                 579             537                42           (345)
Galicia Warrants S.A.                            19,471          12,485             6,986          1,056
Galval Agente de Valores S.A.                     1,726             143             1,583            (59)
GV Mandataria de Valores S.A.                       776             746                30              -
Sudamericana Holding S.A. (**)                   77,462             395            77,067         15,523

----------
(*) See Note 1.c.2.
(**) Financial condition as of 09.30.08 and results as of 03.31.08.

NOTE 11: SECTION 33 OF LAW 19550 GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

                                                                               06.30.09     12.31.08
                                                                              ----------   ----------
Assets
Cash and due from banks - current accounts (Note 2)                                  112          202
Investments - time deposits (Schedule D)                                          26,082       11,838
Other receivables - promissory notes receivable (Note 3 and Schedule G)           52,266       47,264
Balance of futures contracts to be settled (Note 15)                                   -       15,827
                                                                              ----------   ----------
Total                                                                             78,460       75,131
                                                                              ==========   ==========

Banco de Galicia y Buenos Aires S.A.


                                                                               06.30.09     12.31.08
                                                                              ----------   ----------
Liabilities
Other liabilities - provision for expenses (Note 7)                                  350          279
                                                                              ---------    ----------
Total                                                                                350          279
                                                                              ==========   ==========

                                                                               06.30.09     12.31.08
                                                                              ----------   ----------
Memorandum Accounts
Forward purchase of foreign currency without delivery of the underlying
asset (Note 15)                                                                  186,053      169,197
Forward sale of foreign currency without delivery of the underlying asset
(Note 15)                                                                        186,053            -

                                                                               06.30.09     06.30.08
                                                                              ----------   ----------
Income
Financial income - interest on special current accounts                                1            -
Financial income - interest on time deposits                                         302          492
Financial income - interest on promissory notes receivable                         1,163        1,996
Other income and expenses - fixed assets under lease                                 209          209
                                                                              ----------   ----------
Total                                                                              1,675        2,697
                                                                              ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11: (Continued)

                                                                               06.30.09     06.30.08
                                                                              ----------   ----------
Expenses
Administrative expenses (Schedule H)
 Trademark leasing                                                                   564          532
 Bank expenses                                                                         4            3
 General expenses                                                                    158          123
                                                                              ----------   ----------
Total                                                                                726          658
                                                                              ==========   ==========

Banco Galicia Uruguay S.A.

                                                                               06.30.09     12.31.08
                                                                              ----------   ----------
Assets
Investments - negotiable obligations (Schedules C and G)                               -          715
Other receivables - sundry debtors (Note 3 and Schedule G)                             -        2,107
                                                                              ----------   ----------
Total                                                                                  -        2,822
                                                                              ==========   ==========

                                                                               06.30.09     06.30.08
                                                                              ----------   ----------
Income
Financial income - interest on negotiable obligations                                  6           26
                                                                              ----------   ----------
Total                                                                                  6           26
                                                                              ==========   ==========

Galval Agente de Valores S.A.

                                                                               06.30.09     12.31.08
                                                                              ----------   ----------
Liabilities
Other liabilities - provision for expenses (Note 7 and Schedule G)                    19           16
                                                                              ----------   ----------
Total                                                                                 19           16
                                                                              ==========   ==========

Galval Agente de Valores S.A.

                                                                               06.30.09     06.30.08
                                                                              ----------   ----------
Expenses
Administrative expenses (Schedule H)
 General expenses                                                                     37           31
                                                                              ----------   ----------
Total                                                                                 37           31
                                                                              ==========   ==========

Galicia Seguros S.A.

                                                                               06.30.09     06.30.08
                                                                              ----------   ----------
Income
Other income and expenses - fixed assets under lease                                  37           74
                                                                              ----------   ----------
Total                                                                                 37           74
                                                                              ==========   ==========

Net Investment S.A.

                                                                               06.30.09     12.31.08
                                                                              ----------   ----------
Assets
Other receivables - sundry creditors (Note 3)                                        201          201
                                                                              ----------   ----------
Total                                                                                201          201
                                                                              ==========   ==========

GV Mandataria de Valores S.A.

                                                                               06.30.09     12.31.08
                                                                              ----------   ----------
Assets
Other receivables - sundry creditors (Note 3)                                        577          567
                                                                              ----------   ----------
Total                                                                                577          567
                                                                              ==========   ==========

NOTE 11: (Continued)

Sudamericana Holding S.A.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                                                               06.30.09     06.30.08
                                                                              ----------   ----------
Expenses
Administrative expenses (Schedule H)
 General expenses                                                                  1,924            -
Financial income(loss) and by holding - Generated by liabilities
 Interest - On loans                                                              11,712            -
                                                                              ----------   ----------
Total                                                                             13,636            -
                                                                              ==========   ==========

Galicia Warrants S.A.

                                                                               06.30.09     12.31.08
                                                                              ----------   ----------
Assets
Other receivables - sundry creditors (Note 3)                                        875            -
                                                                              ----------   ----------
Total                                                                                875            -
                                                                              ==========   ==========

NOTE 12:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Law Governing Commercial Companies, the
Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13:  INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

                                  Losses     Investments     Total
                                 --------   -------------   -------
Assets
Balances as of 12.31.07                 -               8         8
Charge to income                    1,271             815     2,086
Other                                   -             166       166
                                 --------   -------------   -------
Balances as of 12.31.08             1,271             989     2,260
Charge to income                   (1,206)            332      (874)
Other                                 (65)              -       (65)
                                 --------   -------------   -------
Balances as of 06.30.09                 -           1,321      1,321
                                 ========   =============   =======

                                  Fixed
                                  assets        Loans        Total
                                 --------   -------------   -------
Liabilities
Balances as of 12.31.07                 6               -         6
Charge to income                        1               -         1
                                 --------   -------------   -------
Balances as of 12.31.08                 7               -         7
Charge to income                       (2)             27        25
                                 --------   -------------   -------
Balances as of 06.30.09                 5              27        32
                                 ========   =============   =======

As the above-mentioned information shows, as of June 30, 2009 and December 31, 2008 the Company's deferred tax assets amounted to $ 1,289 and $ 2,253 respectively.

Accumulated tax losses pending being used as of December 31, 2008 amount approximately to $ 3,446 and can be compensated with future fiscal-year taxable income, as follows:

                                                                                  Deferred
     Argentine source tax loss         Issuance year     Amount     Year due     tax assets
-----------------------------------   ---------------   --------   ----------   ------------
Rest                                             2008      3,446         2013          1,206

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 13: (Continued)

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 320 and $ 323, as of June 30, 2009 and December 31, 2008, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 42 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                                               06.30.09     06.30.08
                                                                              ----------   ----------
Income before income tax                                                         157,669       78,319
Income tax rate in force                                                              35%          35%
                                                                              ----------   ----------
Result for the period at the tax rate                                             55,184       27,412
Permanent differences at the tax rate
 Increase in income tax
  - Expenses not included in tax return                                            7,036          920
  - Other causes                                                                     339        1,954
 Decrease in income tax
  - Expenses included in tax return                                                    -          (17)
  - Results on investments in related institutions                               (29,295)     (32,102)
  - Other causes                                                                  (4,304)        (252)
  - Regularization of deferred tax assets                                              -        2,085
                                                                              ----------   ----------
Total income tax charge recorded - (loss)                                         28,960            -
                                                                              ==========   ==========

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

                                                                               06.30.09     06.30.08
                                                                              ----------   ----------
Total income tax charge recorded - (loss)                                         28,960            -
Temporary differences
 Decrease in assets due to deferred tax                                             (874)           -
 Increase in liabilities due to deferred tax                                         (25)           -
                                                                              ----------   ----------
Total tax determined for tax purposes                                             28,061            -
                                                                              ==========   ==========

Breakdown of net income tax provision:

                                                                               06.30.09     12.31.08
                                                                              ----------   ----------
Total tax determined for tax purposes                                             28,061            -
Tax Credit                                                                        (1,735)           -
                                                                              ----------   ----------
Income tax provision (net)                                                        26,326            -
                                                                              ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14:  EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2009 and 2008:

                                                 06.30.09     06.30.08
                                                ----------   ----------
Income for the period                              128,709       78,319
Outstanding ordinary shares weighted average     1,241,407    1,241,407
Diluted ordinary shares weighted average         1,241,407    1,241,407
Earning per ordinary share
 - Basic                                            0.1037       0.0631
 - Diluted                                          0.1037       0.0631

NOTE 15:  DERIVATIVES

On October 14, 2008, a forward foreign currency hedge contract was entered into, aimed at covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

As mentioned in the paragraph above, since the Company's purpose when entering into this contract was to reduce its exposure to US Dollar fluctuations and denominate its future commitments in Pesos, and the main terms of the contract (amount and due date) were similar to those of the financial debt, the contract has been considered a hedging instrument effective to cover cash flow risks related to the item being covered (financial debts).

As of December 31, 2008, changes in the market value of this derivative have been charged to Shareholders' Equity, under "Adjustment to the valuation of hedging derivatives", and will be recorded as results when the covered item affects such results.

On January 6, 2009, due to the payment of the financial debts in foreign currency, which are covered by the derivative, a sales contract under similar terms was entered into in order to offset the effects of the above mentioned forward purchase agreement. Therefore, the reversal of the aforementioned valuation difference was carried out on that date.

Later, the Company entered into a forward foreign currency hedge contract with the purpose of covering the risk associated with the exchange rate exposure of Negotiable Obligations issued in U.S. dollars, pursuant to the following breakdown:

                       Amount in the
                     reference foreign
Reference foreign       currency (in       Forward exchange rate   Exchange rate for
     currency:           thousands)             ($ for US$)            settlement      Settlement date
------------------   -----------------     ---------------------   -----------------   ---------------
     US$ (1)                     2,500                    3.8200      B.C.R.A.(3)         07.31.09
     US$ (1)                     2,000                    3.8775      B.C.R.A.(3)         08.31.09
     US$ (1)                    31,000(2)                 4.2600      B.C.R.A.(3)         05.31.10

----------
(1) US dollars.
(2) This hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 3.50 (three pesos and fifty cents), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 3.75 (three pesos and seventy five cents) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(3) Reference exchange rate set by the Argentine Central Bank. (Communique "A"
3500)

Settlement of this transaction at the settlement date shall be carried without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

As of June 30, 2009, changes in the market value of derivatives considered effective hedging documents for $ (403) have been charged to Shareholders' Equity under "Adjustment to the valuation of hedging derivatives", and shall be recorded as results when the covered item affects such results. Changes in the market value of derivatives considered ineffective hedging documents for $ 95 have been allocated to results for the period.

NOTE 16:  SITUATION OF THE FINANCIAL AND CAPITAL MARKETS

Since the previous fiscal year, the most important financial markets in the world have been affected by a significant decrease in the price of stock securities and debt securities, within a framework of high volatility of the listed price of securities as well, what led to a significant reduction of credit. This behavior shown by financial markets has affected

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

real economy, what is evidenced by a decrease in the level of activity of the world's economy. Despite the measures taken by the most important countries, the future evolution of international markets is uncertain.

As regards Argentina, stock exchanges also showed significant variations in the price of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates.

The Company's Management is constantly assessing and monitoring the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

NOTE 17:  GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders' Meeting approved the creation of a Global Program for the Issuance of simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million US Dollars) or the equivalent thereof in another currency.

The maximum term of the Program shall be five years as of the date the Program is authorized by the National Securities Commission, or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program's total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the Program's expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the National Securities Commission, among other characteristics thereof.

By means of resolution No. 16113 dated April 29, 2009, the National Securities Commission decided to authorize, with certain conditions, the creation of the Global Program. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Negotiable Obligations Class I, Series I and II, for a face value of US$ 45,000.

On June 4, 2009, Series I and II corresponding to Negotiable Obligations Class I were issued, the main characteristics of which are described as follows:

                                   Issue price
                  Face Value      (in thousands                                                             Book value
 Series No.     amount in US$        of US$)        Term (in days)     Maturity date      Interest rate         $
------------   ---------------   ---------------   ----------------   ---------------   ----------------   -----------
     I                  34,404           0.09268         360             05.30.10                    (*)       119,888
     II                 10,596           0.10348         720             05.25.11         Annual nominal        41,277
                                                                                                  12.50%

----------
(*) Negotiable Obligations Series I do not accrue interest as they were issued on a discounted base.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 18:  SIGNIFICANT EVENTS FOR THE PERIOD. REPAYMENT OF FINANCIAL DEBTS

On January 7, 2009, the loan for US$ 62,000, which matures on July 25, 2009, was repaid in advance through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions.

Due to the aforementioned transaction, Grupo Financiero Galicia S.A. recorded non-recurring extraordinary income for $ 85,550, which arises from considering the original amount of the loan for US$ 62,000, plus interests that, as of January 6, 2009 amounted to US$ 1,883 and were waived, less the amount of US$ 39,100 for the repayment in full of the debt.

The financing granted by local institutions referred to in the first paragraph was repaid with funds obtained from the issuance of Negotiable Obligations. (See
Note 17 to the financial statements.)

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Fixed assets and investments in assets of a similar nature
                  For the six-month period ended June 30, 2009
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule A

                                At                     Balance
                            beginning                 at fiscal
Main account                 of year     Increases     year end
------------------------    ---------    ---------    ---------
Real State                      3,446            -        3,446
Furniture and facilities          220            -          220
Machines and equipment            413            7          420
Hardware                          267            -          267
                            ---------    ---------    ---------
Totals as of 06.30.09           4,346            7        4,353
                            ---------    ---------    ---------
Totals as of 12.31.08           4,322           24        4,346
                            =========    =========    =========
                                            Depreciations
                            ----------------------------------------------               Net book
                             Accumulated     For the perid    Accumulated                value for
                            at beginning    ---------------   at the close   Net book    previous
Main account                   of year      Rate %   Amount      of year      value     fiscal year
------------------------    ------------    ------   ------   ------------   --------   -----------
Real State                           441         2       32            473      2,973         3,005
Furniture and facilities             211        20        2            213          7             9
Machines and equipment               383        20       10            393         27            30
Hardware                             234        20        5            239         28            33
                            ------------    ------   ------   ------------   --------   -----------
Totals as of 06.30.09              1,269                 49          1,318      3,035             -
                            ------------    ------   ------   ------------   --------   -----------
Totals as of 12.31.08              1,170                 99          1,269          -         3,077
                            ============    ======   ======   ============   ========   ===========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                    Goodwill
                  For the six-month period ended June 30, 2009
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule B

                                                                    Amortizations
                                                     ----------------------------------------------
                                At       Balance      Accumulated     For the period    Accumulated
                            beginning   at fiscal    at beginning    ---------------   at the close
Main account                 of year     year end       of year      Rate %   Amount      of year
------------------------    ---------   ---------    ------------    ------   ------   ------------
Goodwill (Schedule C)          12,788      12,788           1,812        10      639          2,451
                            ---------   ---------    ------------    ------   ------   ------------
Totals as of 06.30.09          12,788      12,788           1,812                639          2,451
                            ---------   ---------    ------------    ------   ------   ------------
Totals as of 12.31.08          12,788      12,788             533              1,279          1,812
                            =========   =========    ============    ======   ======   ============
                                        Net book
                                        value for
                            Net book    previous
Main account                 value     fiscal year
------------------------    --------   -----------
Goodwill (Schedule C)         10,337        10,976
                            --------   -----------
Totals as of 06.30.09         10,337             -
                            --------   -----------
Totals as of 12.31.08              -        10,976
                            ========   ===========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                               Equity investments
                  For the six-month period ended June 30, 2009
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule C

Issuance and characteristics                     Face                      Acquisition        Market
 of the securities                  Class        value        Number           cost           price
-----------------------------   -------------   -------   -------------   -------------   -------------
Current investments (*)
Government Securities
 from abroad (Schedule G)                                                             -               -
Negotiable obligations
 (Note 11 and Schedule G)                                                             -               -
                                -------------   -------   -------------   -------------   -------------
Total                                                                                 -               -
                                =============   =======   =============   =============   =============
Non-current investments
 Corporations. Section 33
 of Law No.19550:
 Controlled Companies
 (Notes 9 and 10):
                                Class "A"
                                ordinary          0.001             101
Banco de Galicia y Buenos       Class "B"
Aires S.A.                      ordinary          0.001     532,293,758
                                                          -------------
                                                            532,293,859       3,027,406       1,187,015
                                Goodwill
                                (Schedule B)                                     12,788               -
Galicia Warrants S.A            Ordinary          0.001         175,000          11,829               -
Galval Agente de Valores
S.A                             Ordinary          0.001      16,874,250           1,867               -
Net Investment S.A              Ordinary          0.001          10,500          22,484               -
Sudamericana Holding S.A        Ordinary          0.001         162,447          42,918               -
GV Mandataria de Valores
S.A                             Ordinary          0.001          10,800              11               -
                                -------------   -------   -------------   -------------   -------------
Subtotal                                                                      3,119,303       1,187,015
                                -------------   -------   -------------   -------------   -------------
Other (*)
Negotiable obligations
(Note 11 and Schedule G)                                                              -               -
                                -------------   -------   -------------   -------------   -------------
Subtotal                                                                              -               -
                                -------------   -------   -------------   -------------   -------------
Total                                                                         3,119,303       1,187,015
                                =============   =======   =============   =============   =============
                                   Equity          Recorded        Recorded
Issuance and characteristics       method        value as of     value as of
 of the securities                  value          06.30.09        12.31.08
-----------------------------   -------------   -------------   -------------
Current investments (*)
Government Securities
 from abroad (Schedule G)                   -               -             191
 Negotiable obligations
 (Note 11 and Schedule G)                   -               -               4
                                -------------   -------------   -------------
Total                                       -               -             195
                                =============   =============   =============
Non-current investments
 Corporations. Section 33
 of Law No.19550:
 Controlled Companies
 (Notes 9 and 10):


Banco de Galicia y Buenos
Aires S.A.

                                    1,975,234       1,975,234       1,898,232

                                            -          10,337          10,976
Galicia Warrants S.A                    4,517           4,517           6,123
Galval Agente de Valores
S.A                                     1,496           1,496           1,583
Net Investment S.A                        292             292              39
Sudamericana Holding S.A               65,899          65,899          56,127
GV Mandataria de Valores
S.A                                        58              58              27
                                -------------   -------------   -------------
Subtotal                            2,047,496       2,057,833       1,973,107
                                -------------   -------------   -------------
Other (*)
Negotiable obligations
(Note 11 and Schedule G)                    -               -             711
                                -------------   -------------   -------------
Subtotal                                    -               -             711
                                -------------   -------------   -------------
Total                               2,047,496       2,057,833       1,973,818
                                =============   =============   =============

----------
(*) Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                         Equity investments (continued)
                  For the six-month period ended June 30, 2009
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                          Schedule C (continued)

                                                       INFORMATION ON THE ISSUING COMPANIES
                             ---------------------------------------------------------------------------------------
                                                      Latest financial statements (Note 10)
                             ---------------------------------------------------------------------------------------
                                                                                                          Percentage
Issuance and                                                                                              of equity
 characteristics of the        Principal line of               Capital       Net        Shareholders'    held in the
 securities                        business           Date      Stock       Income          Equity      capital stock
---------------------------  --------------------   --------   -------   -----------    -------------   -------------
Non-current investments
 Corporations. Section  33
 of Law No.19550:
 Controlled Companies (Notes
 9 and 10):
Banco de Galicia y Buenos    Financial
 Aires S.A.                  Activities             06.30.09   562,327        71,215(1)     2,025,890       94.659191
                             Issuance of
                             deposit
Galicia Warrants S.A.        certificates           06.30.09       200          (517)(1)        5,151       87.500000
                             and warrants
Galval Agente de Valores     Custody of
 S.A.                        Securities             06.30.09     1,978(2)     (2,224)(1)        1,496      100.000000
Net Investment S.A.          Information
                             Technology             06.30.09        12          (482)(1)          334       87.500000
                             Financial
                             and
Sudamericana Holding S.A.    Investment
                             Activities             03.31.09       186        11,167(3)        75,235       87,500337
GV Mandataria de Valores
 S.A.                        Agent                  06.30.09        12            37(1)            65       90.000000

----------
(1) For the six-month period ended 06.30.09.
(2) Equivalent to 16,874 thousand Uruguayan pesos.
(3) For the nine-month period ended 03.31.09.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Other Investments
                  For the six-month period ended June 30, 2009
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule D

                                     Value recorded at     Value recorded at
Main account and characteristics          06.30.09              12.31.08
---------------------------------   -------------------   -------------------
Current investments (*)
Deposits in special current
 accounts (Note 9 and Schedule G)                 6,924                15,169
Mutual Funds (Note 9 and
 Schedule G)                                      2,486                   147
Time deposits (Notes 9 and 11 and
 Schedule G)                                     26,302                11,838
                                    -------------------   -------------------
Total                                            35,712                27,154
                                    ===================   ===================

----------
(*) Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     Foreign Currency Assets and Liabilities
                  For the six-month period ended June 30, 2009
                        presented in comparative format.
       (figures stated in thousands of pesos and thousands of U.S. dollars and/or Euros)

                                                                      Schedule G

                                                                      Amount in                               Amount in
                                                                      Argentine                               Argentine
                                Amount and type of     Exchange      currency as     Amount and type of      currency as
Captions                         foreign currency        Rate        of 06.30.09      foreign currency       of 12.31.08
----------------------------   --------------------   ----------   --------------   --------------------   --------------
Assets
Current assets
Investments
 - Deposits in special
    current accounts             US$       1,842.50        3.757            6,923     US$       4,444.50           15,169
 - Mutual Funds                  US$           7.18        3.757               27     US$          10.91               37
 - Government securities
    from abroad                  US$              -        3.757                -     US$          55.97              191
 - Negotiable obligations        US$              -        3.757                -     US$           1.10                4
Other receivables
 - Promissory notes
    receivable                   US$         766.64        3.757            2,880     US$       1,032.39            3,524
                                                                   --------------                          --------------
Total Current Assets                                                        9,830                                  18,925
                                                                   --------------                          --------------
Non-current assets
Other receivables
 - Sundry debtors                US$              -        3.757                -     US$         617.31            2,107
 - Promissory notes
    receivable                   US$      13,144.99        3.757           49,386     US$      12,815.70           43,740
Investments
 - Negotiable obligations        US$              -        3.757                -     US$         208.32              711
 - Equity investments            US$         398.23        3.757            1,496     US$         463.78            1,583
                                                                   --------------                          --------------
Total Non-Current Assets                                                   50,882                                  48,141
                                                                   --------------                          --------------
Total Assets                                                               60,712                                  67,066
                                                                   ==============                          ==============
Liabilities
Current liabilities
Loans
 - From financial
    institution from abroad      US$              -        3.797                -     US$      63,809.96          220,336
 - Negotiable Obligations        US$      31,574.37        3.797          119,888     US$              -                -
Other liabilities
 - Provision for expenses        US$         380.04        3.797            1,443     US$         290.79            1,004
 - Provision for expenses        (euro)        6.55        5.324               35     (euro)           -                -
 - Sundry creditors              US$          24.59        3.797               93     US$              -                -
                                                                   --------------                          --------------
Total Current Liabilities                                                 121,459                                 221,340
                                                                   --------------                          --------------
Non-current liabilities
Loans
 - Negotiable Obligations        US$      10,870.98        3.797          41,277      US$              -                -
Other liabilities
 - Provision for expenses        US$         165.00        3.797             626      US$              -                -
                                                                   --------------                          --------------
Total Non-Current
 Liabilities                                                               41,903                                       -
                                                                   --------------                          --------------
Total Liabilities                                                         163,362                                 221,340
                                                                   ==============                          ==============
Memorandum Accounts
 - Forward purchase of
    foreign currency             US$      84,500.00        3.797          320,847     US$      49,000.00          169,197
 - Forward sale of foreign
    currency                     US$      49,000.00        3.797          186,053     US$              -                -

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       Information required by Section 64, subsection b) of Law No. 19550
                  For the six-month period ended June 30, 2009
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule H

                                                 Total as of     Administrative     Total as of
Captions                                           06.30.09         Expenses          06.30.08
---------------------------------------------   -------------   ----------------   -------------
Salaries and social security contributions              1,434              1,434           1,187
Bonuses                                                   117                117              94
Entertainment, travel, and per diem                        10                 10              32
Services to the staff                                       5                  5              37
Training expenses                                          50                 50              40
Retirement insurance                                      283                283             275
Directors' and Syndics' Fees                              550                550             827
Fees for services                                       3,462              3,462           1,322
Taxes                                                   5,359              5,359           2,305
Security services                                           2                  2               2
Insurance                                                 153                153             156
Stationery and office supplies                             18                 18              21
Electricity and communications                             40                 40              37
Maintenance expenses                                        6                  6               8
Depreciation of fixed assets                               49                 49              49
Bank charges (*)                                           82                 82               5
Condominium Expenses                                       34                 34              27
General expenses (*)                                      860                860             205
Vehicle expenses                                           49                 49              49
Leasing of brand (*)                                       29                 29              28
Expenses corresponding to the issuance of
 the Global  Program for the Issuance of
 Negotiable Obligations (*)                               286                286               -
                                                -------------   ----------------   -------------
Totals                                                 12,878             12,878           6,706
                                                =============   ================   =============

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Additional Information to the Notes to the Financial Statements
          For the six-month period commenced January 1, 2009 and ended
                 June 30, 2009, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
          a) Receivables: See Note 9 to the financial statements.
          b) Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
          a) Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
          b) Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:   BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW
           19550
          See Note 10 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
          As of June 30, 2009 and December 31, 2008 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES
          As of June 30, 2009 and December 31, 2008, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES
          See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:   FIXED ASSETS
          See Schedule A to the financial statements.
          a) Fixed assets that have been technically appraised:
             As of June 30, 2009 and December 31, 2008, the Company did not
              have any fixed assets that have been technically appraised.
          b) Fixed assets not used because they are obsolete:
             As of June 30, 2009 and December 31, 2008, the Company did not
              have any obsolete fixed assets which have a book value.

NOTE 10:  EQUITY INVESTMENTS
          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES
          As of June 30, 2009 and December 31, 2008, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   Additional Information to the Notes to the Financial Statements (continued)
                     (figures stated in thousands of pesos)

NOTE 12:  INSURANCE
          As of June 30, 2009 and December 31, 2008, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                       Book Value  Book Value
                                                              Insured     as of       as of
          Insured assets             Risks covered             amount   06.30.09    12.31.08
          --------------  ----------------------------------  -------  ----------  ----------
          Office Assets   Fire, thunderbolt and/or explosion      200          62          72

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES
          a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders'
             Equity:
             None.
          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of June 30, 2009 and December 31, 2008 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
          a) Status of capitalization arrangements:
             As of June 30, 2009 and December 31, 2008, there were no irrevocable contributions towards future share subscriptions.
          b) Cumulative unpaid dividends on preferred shares:
             As of June 30, 2009 and December 31, 2008, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS See
          Note 12 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Supplementary and Explanatory Statement by the Board of Directors
          For the six-month period commenced January 1, 2009 and ended
                 June 30, 2009, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of June 30, 2009 and December 31, 2008, the Company had not set up any allowances or provisions.

b) Inventories:
As of June 30, 2009 and December 31, 2008, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
As of June 30, 2009 and December 31, 2008, the Company had not set up any allowances or provisions.

b) Inventories:
As of June 30, 2009 and December 31, 2008, the Company did not have any inventories.

c) Investments:
See Note 10 and Schedule C to the financial statements.

d) Fixed assets:
1) As of June 30, 2009 and December 31, 2008, the Company did not have any fixed assets that have been technically appraised.
2) As of June 30, 2009 and December 31, 2008, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible assets:
1) See Note 1.d and Schedules B and C.
2) As of June 30, 2009 and December 31, 2008, there were no deferred charges.

C. Current Liabilities:
a) Liabilities:
1) See Note 9 to the financial statements.
See Notes 4, 5, 6, 7 and 9 to the
financial statements.

D. Allowances and provisions:
As of June 30, 2009 and December 31, 2008, the Company had not recorded any allowances or provisions.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F. Shareholders' Equity:
1) As of June 30, 2009 and December 31, 2008, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account. 2) As of June 30, 2009 and December 31, 2008, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  Supplementary and Explanatory Statement by the Board of Directors (continued)
                     (figures stated in thousands of pesos)

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of June 30, 2009 and December 31, 2008 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of June 30, 2009 and December 31, 2008, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                             Book Value  Book Value
                                                    Insured     as of       as of
Insured assets             Risks covered             amount   06.30.09    12.31.08
--------------  ----------------------------------  -------  ----------  ----------
Office assets   Fire, thunderbolt and/or explosion      200          62          72

6) As of June 30 2009 and December 31, 2008, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of June 30 2009 and December 31, 2008, the Company did not have any receivables including implicit interest or index adjustments.

As of June 30, 2009, the Company has negotiable obligations issued at a discounted rate. See Note 17 to the financial statements. As of December 31, 2008, the Company did not have any debts including implicit interest or index adjustments. The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, August 07, 2009

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                 Informative Review as of June 30, 2009 and 2008
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Grupo Financiero Galicia S.A.'s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the six-month period ended June 30, 2009 amounted to $128,709. This profit has been mainly generated as a consequence of the reduction of debt due to the repayment in advance of the loan the Company had been granted by a foreign institution, and the valuation of equity investments in our subsidiaries.

On April 29, 2008, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2007, through the allocation of $ 2,302 to Legal Reserve and $ 43,735 to Discretionary Reserve.

On July 28, 2008, Grupo Financiero Galicia S.A. paid the first installment of the unsecured loan in US Dollars taken out in July 2007. The remaining balance of US$ 62,000, which matures on July 25, 2009, was repaid in advance on January 7, 2009 through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions. (See Note 18 to these financial statements.)

On March 9, 2009 the General Ordinary Shareholders' Meeting approved the creation of a Global Program for the Issuance of Simple Negotiable Obligations, not convertible into shares, for a maximum outstanding face value that shall not exceed US$ 60,000 (sixty million US Dollars) or the equivalent thereof in another currency.

By means of Resolution No. 16113 dated April 29, 2009, the National Securities Commission decided to authorize, with certain conditions, the creation of a Global Program for the Issuance of simple Negotiable Obligations, non-convertible into shares, for a maximum face amount outstanding at any time during the life of the Program that cannot exceed US$ 60,000 or its equivalent in any other currency. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Negotiable Obligations Class I, Series I and II, for a face value of US$ 45,000. On June 4, 2009, the above-mentioned Series were issued. (See Note 17 to the financial statements.)

On April 28, 2009, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2008, through the allocation of $ 8,841 to Legal Reserve and $ 167,978 to Discretionary Reserve.

BALANCE SHEET FIGURES

                               06.30.09     06.30.08     06.30.07     06.30.06     06.30.05
                              ----------   ----------   ----------   ----------   ----------
Assets
Current assets                    43,648       99,336      312,515      321,597       26,832
Non-current assets             2,111,556    1,903,272    1,297,621    1,349,049    1,558,720
                              ----------   ----------   ----------   ----------   ----------
Total Assets                   2,155,204    2,002,608    1,610,136    1,670,646    1,585,552
                              ==========   ==========   ==========   ==========   ==========
Liabilities
Current liabilities              153,322       81,551        7,192        3,722       12,803
Non-current liabilities           42,252      188,233           11            6            6
                              ----------   ----------   ----------   ----------   ----------
Total Liabilities                195,574      269,784        7,203        3,728       12,809
                              ----------   ----------   ----------   ----------   ----------
Shareholders' equity           1,959,630    1,732,824    1,602,933    1,666,918    1,572,743
                              ----------   ----------   ----------   ----------   ----------
Total                          2,155,204    2,002,608    1,610,136    1,670,646    1,585,552
                              ==========   ==========   ==========   ==========   ==========

NET INCOME STATEMENT FIGURES

                               06.30.09     06.30.08     06.30.07     06.30.06     06.30.05
                              ----------   ----------   ----------   ----------   ----------
Ordinary operating result         59,230       86,274       (8,613)     (12,174)     150,933
Financial results                 98,477       (4,280)       7,586       82,642       (4,139)
Other income and expenses            (38)      (3,675)         558        1,503     (133,454)
Ordinary net income/(loss)       157,669       78,319         (469)      71,971       13,340
Income Tax                       (28,960)           -       (5,066)     (31,829)      39,865
Net income/(loss)                128,709       78,319       (5,535)      40,142       53,205

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Informative Review as of June 30, 2009 and 2008 (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

RATIOS

                   06.30.09     06.30.08     06.30.07     06.30.06     06.30.05
                  ----------   ----------   ----------   ----------   ----------
Liquidity            0.28468      1.21808     43.45314     86.40435      2.09576
Credit standing     10.01989      6.42301    222.53686    447.13466    122.78421
Capital assets       0.97975      0.95040      0.80591      0.80750      0.98308

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.
     See the notes to the consolidated financial statements that correspond to Banco de Galicia y Buenos Aires S.A.

o    Net Investment S.A.
     The business volume reached during fiscal year 2008 was not enough to cover the company's operating expenses. Taking into consideration the economic estimates for fiscal year 2009, Net Investment S.A.'s Board of Directors decided to refocus its operations and rightsize its structure, pursuant to the new order of activities to be carried out.

     Due to the circumstances mentioned in the previous paragraph, the company entered into agreements for the payment of irrevocable contributions with its shareholders. Such agreements provide for the allocation of irrevocable contributions to cover the losses recorded at the end of this present fiscal year.

     As of June 30, 2009, irrevocable contributions for the amount of $ 771 were paid, which had been approved by Net Investment S.A.'s Board of Directors.

     The Board of Directors is working on finding new business alternatives.

o    Sudamericana Holding S.A.

     Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

     Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal period commenced on January 1, 2009 and ended on June 30, 2009, amounted to $ 158,238.

     As of June 30, 2009, these companies had approximately 4.1 million insured in all their lines of business.

     From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of this effort, the premium volume for the first quarter of 2009 exceeded that for the same period of the previous year by 7%.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Informative Review as of June 30, 2009 and 2008 (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

o    Galicia Warrants S.A.
     Galicia Warrants S.A. was founded in 1993. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     The company has its corporate headquarters in Buenos Aires and an office in the city of Tucuman. From this province it has promoted the development of its transactions in the Argentine North Western Region through the incorporation of big warehouses, what allowed it to expand the services offered in the region in order to enlarge the traditional services base. For such purpose, the company has made supplementary investments that shall make it possible to provide more services with a high quality level. It is worth noting that, after the end of the quarter, the company entered into an agreement to sell the grain storage plant located in San Salvador, province of Entre Rios, pursuant to the contractual conditions established in the project.

     Net income from services amounted to $ 3.7 million, with a $ 516.5 thousand loss. As of June 30, 2009, warrants issued amount to $ 83 million, regarding merchandise belonging to third parties that are throughout the country and include different products.

     The decrease in the level of activity that has been taking place in most of the regional economies will lead to a decrease in traditional transactions. However, it is estimated that such decrease will be offset in case business transactions in the Argentine North Western Region increase, what will allow the company's business to remain at the same level in economic terms.

o    Galval Agente de Valores S.A.
     Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

     As of June 30, 2009, Galval Agente de Valores S.A. holds customers' securities in custody for US$ 95,002, of which US$ 13,152 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

     Results for fiscal year 2009 shall be subject to the level of recovery the global economy may experience, and to the impact such recovery may have on the region.

     If customers were to start looking for investments in the market that were profitable for the company (profitability not achieved nowadays with the conservative position of customers), that would have a positive impact on the increase in income from fees from securities trading operations.

o    GV Mandataria de Valores S.A.
     On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.). The equity investment held by Grupo Financiero Galicia S.A. in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

     The Company's main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

     In December 2008, the company entered into an agency agreement with Sociedad Galval Agente de Valores S.A., being nowadays the only activity it carries out.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Informative Review as of June 30, 2009 and 2008 (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

     Income from services amounted to $ 1,619 for the fiscal period commenced January 1, 2009 and ended June 30, 2009, with a pretax net income of $ 56.

Grupo Financiero Galicia S.A.'s outlook for the rest of fiscal year 2009 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system. (See Note 16 to these financial statements.)

Autonomous City of Buenos Aires, August 07, 2009

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of June 30, 2009, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the six-month period then ended, as well as supplementary Notes 1 to 18, Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the six-month period ended June 30, 2009, with Notes 1 to 26, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on August 7, 2009, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2009 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2009 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2009, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, August 07, 2009

                                                  Supervisory Syndics' Committee

[GRAPHIC OMITTED] PRICEWATERHOUSECOOPERS

                              Limited Review Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address:
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2009, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the six-month periods ended June 30, 2009 and 2008, as well as supplementary Notes 1 to 18 and Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2009, and the consolidated income statements and consolidated statements of cash flows and cash equivalents for the six-month periods ended June 30, 2009 and 2008, together with Notes 1 to 26, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared their financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4. On February 12, 2009 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 with an unqualified opinion, without qualifications regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 mentioned in item 4, we express the following:

     a) the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2009 and 2008 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2008.

6.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of June 30, 2009 and 2008, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of June 30, 2009, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 73,620.23, which was not yet due at that date.

Autonomous City of Buenos Aires, August 07, 2009

                                                   PRICE WATERHOUSE & CO. S.R.L.